FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	(English Translation) Interim Report Pursuant to The Securities and Exchange Law of Japan for The Six Months Ended September 30, 2006

2.	Nomura to Announce Third Quarter Operating Results on January 29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 20, 2006

	By:	/s/ Tetsu Ozaki
Tetsu Ozaki Senior Managing Director

Interim Report Pursuant to The Securities and Exchange Law of Japan for The Six Months Ended September 30, 2006

Items included in the Interim Report

Note: Translations for the underlined items are attached to this form as below.

Part I    Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

(1) Selected consolidated financial data

		Six months ended September 30, 2004	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2005	Year ended March 31, 2006
Revenue	(Mil yen)	504,123	734,471	870,944	1,126,237	1,792,840
Net revenue	(Mil yen)	370,769	460,150	456,912	799,190	1,145,650
Income from continuing operations before income taxes	(Mil yen)	88,673	141,368	106,491	204,835	445,600
Net income	(Mil yen)	44,048	69,202	63,665	94,732	304,328
Shareholders’ equity	(Mil yen)	1,829,788	1,869,148	2,125,028	1,868,429	2,063,327
Total assets	(Mil yen)	32,566,870	36,069,965	32,682,845	34,488,853	35,026,035
Shareholders’ equity per share	(Yen)	942.50	981.51	1,114.88	962.48	1,083.19
Net income per share – basic	(Yen)	22.69	36.01	33.41	48.80	159.02
Net income per share – diluted	(Yen)	22.68	35.95	33.33	48.77	158.78
Shareholders’ equity as a percentage of total assets	(%)	5.6	5.2	6.5	5.4	5.9
Cash flows from operating activities from continuing operations	(Mil yen)	(367,309)	(396,682)	(1,422,292)	(278,929)	(566,327)
Cash flows from investing activities from continuing operations	(Mil yen)	(58,369)	(6,304)	(91,493)	(121,824)	27,439
Cash flows from financing activities from continuing operations	(Mil yen)	223,970	582,505	847,879	385,061	798,215
Cash and cash equivalents at end of the period	(Mil yen)	449,598	768,303	330,804	585,115	991,961
Number of staffs		14,423	14,768	15,468	14,344	14,668
[Average number of temporary staffs, excluded from above]		[3,378 ]	[3,660 ]	[4,293 ]	[3,563 ]	[3,779	]

(Notes)

1	The selected consolidated financial data are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
2	In accordance with Statements of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from operations that were reclassified to discontinued operations are separately reported. Such amounts previously reported have been reclassified to conform to the current year presentation. The amounts previously reported are as follows:

		Six months ended September 30, 2005
Revenue	(Mil yen)	947,979
Net revenue	(Mil yen)	668,980
Income from continuing operations before income taxes	(Mil yen)	148,313

3	Changes in the fair value of derivatives that are economically used to hedge non - trading assets and liabilities, but that do not meet the criteria in SFAS No.133 to qualify as an accounting hedge, are reported as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Effective with the year ended March 31, 2005 and the six months ended September 30, 2005, changes in the fair value of both the embedded derivative and related economic hedges are netted. Such amounts previously reported have been reclassified to conform to the current year presentation. The amounts previously reported are as follows:

Six months ended September 30, 2004
Revenue	(Mil yen)	540,170

4	Shareholders’ equity is based on U.S. GAAP.
5	Shareholders’ equity per share and Shareholders’ equity as a percentage of total assets are calculated with Shareholders’ equity based on U.S. GAAP.
6	In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, cash flows from discontinued operations have been removed from cash flows from continuing operations. Such amounts previously reported have been reclassified to conform to the current year presentation. The amounts previously reported are as follows:

		Six months ended September 30, 2005	Year ended March 31, 2005
Cash flows from operating activities from continuing operations	(Mil yen)	(433,741)	(278,929)
Cash flows from investing activities from continuing operations	(Mil yen)	(17,185)	(32,564)
Cash flows from financing activities from continuing operations	(Mil yen)	563,203	385,061
Cash and cash equivalents at end of the period	(Mil yen)	840,583	724,637

7	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.
8	In addition to the numbers presented above, the number of staffs in investee companies of private equity investments that were consolidated as subsidiaries on the consolidated financial statements as of September 30, 2006 was 4,420 and the average number of temporary staffs in those investee companies was 1,457.

(2) Selected nonconsolidated financial data

		Six months ended September 30, 2004	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2005	Year ended March 31, 2006
Operating revenue	(Mil yen)	214,995	153,396	250,495	269,600	220,699
Ordinary income	(Mil yen)	171,105	110,494	192,667	179,408	131,282
Net income (loss)	(Mil yen)	171,055	107,627	189,727	148,113	17,878
Common stock	(Mil yen)	182,800	182,800	182,800	182,800	182,800
Number of issued shares	(1000 shares)	1,965,920	1,965,920	1,965,920	1,965,920	1,965,920
Net Assets	(Mil yen)	1,519,731	1,536,612	1,538,647	1,485,538	1,446,649
Total assets	(Mil yen)	2,969,025	3,269,931	4,021,704	3,010,792	3,627,776
Dividend per share	(Yen)	10.00	12.00	16.00	20.00	48.00
1st quarter	(Yen)	—	—	8.00	—	—
2nd quarter	(Yen)	10.00	12.00	8.00	10.00	12.00
The end of the year	(Yen)	—	—	—	10.00	36.00
Net Worth Ratio	(%)	51.2	47.0	38.2	49.3	39.9
Number of staffs		7	8	23	7	19

(Notes) 1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.
2	The information presented above is based on the stand-alone information of Nomura Holdings, Inc (“the Company”). For information on shareholders’ equity per share, net income per share and net income per share-diluted, see the consolidated financial data of the Company.
3	The Company introduced the quarterly dividend system from the fiscal year ending March 31, 2007.
4	The amounts of 2nd quarter dividend prior to this fiscal year represent interim dividend.
5	Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board Statement No.5)” and the “Implement Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (Financial Accounting Standard Implementation Guidance No.8).

2. Business Overview

There was no significant change for the business of Nomura Holdings, Inc. and its 224 consolidated subsidiaries and variable interest entities for the six months ended September 30, 2006. There are 36 affiliated companies which were accounted for by the equity method at September 30, 2006.

Item 2. Operating and Financial Review

1. Operating Results

(1) Summary

Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported net revenue of ¥456.9 billion for the six months ended September 30, 2006, a decrease of 1% from the same period in the prior year. Non-interest expenses were ¥350.4 billion for the six months ended September 30, 2006, an increase of 10% from the same period in the prior year. As a result, income from continuing operations before income taxes was ¥106.5 billion for the six months ended September 30, 2006, a decrease of 25% from the same period in the prior year and net income for the six months ended September 30, 2006 was ¥63.7 billion, a decrease of 8% from the same period in the prior year.

Cash and cash equivalents at September 30, 2006 decreased by ¥661.2 billion compared with March 31, 2006 (an increase of ¥183.2 billion for the same period in the prior year). Net cash used in operating activities was ¥1,422.3 billion (net cash used in operating activities for the same period in the prior year was ¥396.7 billion), mainly due to an increase in net trading-related balances. Trading-related balances are comprised of Trading assets and private equity investment, Collateralized agreements, Trading liabilities, Collateralized financing, Receivables/payables before settlement date (which are included in Receivables/Payables) and others. Net cash used in investing activities was ¥91.5 billion (net cash used in investing activities for the same period in the prior year was ¥6.3 billion) mainly due to purchases of office buildings, land, equipment and facilities. Net cash provided by financing activities was ¥847.9 billion (net cash provided by financing activities for the same period in the prior year was ¥582.5 billion) mainly due to an increase in borrowings.

The breakdown of Net revenue and Non-interest expenses on the consolidated income statements are as follows.

	Six months ended September 30, 2005 (Mil Yen)		Six months ended September 30, 2006 (Mil Yen)
Commissions	132,650		145,642
Brokerage commissions		82,556		77,153
Commissions for distribution of investment trust		37,110		48,972
Other		12,984		19,517

Fees from investment banking	38,787		41,252
Underwriting and distribution		25,644		29,511
M&A / financial advisory fees		13,103		11,538
Other		40		203

Asset management and portfolio service fees	44,891		65,208
Asset management fees		38,894		57,937
Other		5,997		7,271

Net gain on trading	114,649		103,312
Merchant banking		4,222		(2,198)
Equity trading		54,294		44,408
Fixed income and other trading		56,133		61,102
(Loss) gain on private equity investments	(243)		37,295
Net interest	41,927		26,139
Gain (loss) on investments in equity securities	28,374		(20,553)
Private equity entities product sales	46,480		42,705
Other	12,635		15,912

Net revenue	460,150		456,912

	Six months ended September 30, 2005 (Mil Yen)	Six months ended September 30, 2006 (Mil Yen)
Compensation and benefits	146,404	161,828
Commissions and floor brokerage	14,796	20,590
Information processing and communications	41,245	50,601
Occupancy and related depreciation	26,489	28,185
Business development expenses	14,933	17,658
Private equity entities cost of goods sold	28,008	23,208
Other	46,907	48,351

Non-interest expenses	318,782	350,421

Business Segment Information

Results by business segment are as follows.

Reconciliations of Net revenue and Income before income taxes on segment results of operations and the consolidated income statements are set forth in “Consolidated Financial Statements, Note 15. – Segment and geographic information.”

Net revenue

	Six months ended September 30, 2005 (Mil Yen)	Six months ended September 30, 2006 (Mil Yen)
Domestic Retail	186,246	200,127
Global Markets	127,499	117,374
Global Investment Banking	33,238	48,496
Global Merchant Banking	3,608	56,664
Asset Management	29,331	41,490
Other (Inc. elimination)	11,316	1,348

Total	391,238	465,499

Income (loss) before income taxes

	Six months ended September 30, 2005 (Mil Yen)	Six months ended September 30, 2006 (Mil Yen)
Domestic Retail	71,727	70,710
Global Markets	30,794	10,726
Global Investment Banking	11,286	21,843
Global Merchant Banking	(1,174)	51,280
Asset Management	8,642	16,290
Other (Inc. elimination)	(2,353)	(18,708)

Total	118,922	152,141

Domestic Retail

Domestic Retail increased its proposal and consulting services for customers and expanded its product offering in line with the increasing diverse range of asset management needs, leading to firm sales of investment trusts. As a result, commissions for distribution of investment trusts were solid. An overall decline in equity transaction value from individual investors, meanwhile, led to a drop in stock brokerage commissions. Net revenue increased by 7% from ¥186,246 million for the six months ended September 30, 2005 to ¥200,127 million for the six months ended September 30, 2006. Non-interest expenses increased by 13% from ¥114,519 million for the six months ended September 30, 2005 to ¥129,417 million for the six months ended September 30, 2006. As a result, income before income taxes decreased by 1% from ¥71,727 million for the six months ended September 30, 2005 to ¥70,710 million for the six months ended September 30, 2006.

Global Markets

Net revenue decreased by 8% from ¥127,499 million for the six months ended September 30, 2005 to ¥117,374 million for the six months ended September 30, 2006. Fixed income saw a decline in trading revenue due to changes in the interest rate and foreign exchange markets. In equity, although derivative trading is starting to contribute to revenue and client order flow was strong, block trades declined. Non-interest expenses increased by 10% from ¥96,705 million for the six months ended September 30, 2005 to ¥106,648 million for the six months ended September 30, 2006. As a result, income before income taxes decreased by 65% from ¥30,794 million for the six months ended September 30, 2005 to ¥10,726 million for the six months ended September 30, 2006.

Global Investment Banking

Net revenue increased by 46% from ¥33,238 million for the six months ended September 30, 2005 to ¥48,496 million for the six months ended September 30, 2006. Global Investment Banking acted as lead manager on a number of major equity financing deals and saw a rise in equity underwriting fees as well as an expansion of our capital-based solutions businesses such as MPOs. Non-interest expenses increased by 21% from ¥21,952 million for the six months ended September 30, 2005 to ¥26,653 million for the six months ended September 30, 2006. As a result, income before income taxes increased by 94% from ¥11,286 million for the six months ended September 30, 2005 to ¥21,843 million for the six months ended September 30, 2006.

Global Merchant Banking

Net revenue increased from ¥3,608 million for the six months ended September 30, 2005 to ¥56,664 million for the six months ended September 30, 2006, due primarily to realized and unrealized gains from the partial sale of its stake in Tungaloy, an investee company of Nomura Principal Finance, as well as the partial sale of Terra Firma investee companies. Non-interest expenses increased by 13% from ¥4,782 million for the six months ended September 30, 2005 to ¥5,384 million for the six months ended September 30, 2006. As a result, loss before income taxes was ¥1,174 million for the six months ended September 30, 2005 and income before income taxes was ¥51,280 million for the six months ended September 30, 2006.

Asset Management

Net revenue increased by 41% from ¥29,331 million for the six months ended September 30, 2005 to ¥41,490 million for the six months ended September 30, 2006, due primarily to an increase in asset management and portfolio service fees driven by growth of assets under management through expanded distribution channels and product lineup of funds offering frequent distributions and newly launched funds. In addition, Asset Management booked a gain on the sale of its stake in a group company. Non-interest expenses increased by 22% from ¥20,689 million for the six months ended September 30, 2005 to ¥25,200 million for the six months ended September 30, 2006. As a result, income before income taxes increased by 88% from ¥8,642 million for the six months ended September 30, 2005 to ¥16,290 million for the six months ended September 30, 2006.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Loss before income taxes for Other was ¥2,353 million for the six months ended September 30, 2005 and ¥18,708 million for the six months ended September 30, 2006.

Geographic Information

Please refer to Note 15 about net revenue and income before income taxes by geographic.

(2) Trading Activities

     Assets and liabilities for trading purposes

The balances of assets and liabilities for trading purposes at September 30, 2005 and 2006 are as follows.

	September 30, 2005 (Mil Yen)	September 30, 2006 (Mil Yen)
Trading assets and Private equity investments	13,620,231	12,817,424
Securities inventory	12,852,741	11,850,187
Equity securities and convertible bonds	2,828,106	3,166,233
Government and government agency bonds	6,843,902	4,979,243
Bank and corporate debt securities	1,333,421	1,806,848
Commercial paper and certificates of deposit	28,999	205,698
Options and warrants	122,887	133,793
Mortgage and mortgage-backed securities	1,539,093	1,335,354
Beneficiary certificates and other	156,333	223,018
Derivative contracts	431,660	631,990
Foreign exchange forwards	55,310	81,078
Forward rate agreements and other over the counter forwards	1,825	14,261
Swap agreements	231,083	350,850
Options other than securities options – purchased	143,442	185,801
Private equity investments	335,830	335,247

Trading liabilities	5,893,002	4,179,129
Securities sold but not yet purchased	5,351,742	3,505,842
Equity securities and convertible bonds	486,753	400,202
Government and government agency bonds	4,348,091	2,642,812
Bank and corporate debt securities	301,227	198,619
Options and warrants	208,017	264,146
Mortgage and mortgage-backed securities	560	—
Beneficial certificates and other	7,094	63
Derivative contracts	541,260	673,287
Foreign exchange forwards	43,130	49,953
Forward rate agreements and other over the counter forwards	13,605	13,513
Swap agreements	350,567	470,911
Options other than securities options – written	133,958	138,910

    Risk management of trading activity

Nomura adopts Value at Risk (VaR) for measurement of market risk to the trading activity.

1) Assumption on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consider correlation of price movement among the products

2) Records of VaR

	September 30, 2005 (Bil Yen)	September 30, 2006 (Bil Yen)
Equity	3.9	6.1
Interest rate	3.1	3.5
Foreign exchange	1.0	1.3

Sub-total	8.0	10.9
Diversification benefit	(2.7)	(3.6)

Value at Risk (VaR)	5.3	7.3

	Six months ended September 30, 2006
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	9.4	5.8	7.3

2. Current Challenges

Current business environment

The business environment in which Nomura Group operates is poised to enter a period of unprecedented change. As the Japanese economy recovers and the global economy continues to expand, asset management needs will grow and money will flow into stock markets. Imminent changes in Japan include the retirement of baby boomers, which will dramatically alter the social structure; legal system reforms, and further deregulation. These changes represent significant opportunities for the financial services industry, as individual financial assets will grow, the ongoing shift from savings to investment will accelerate, and companies will develop aggressive financial strategies. However, along with these opportunities comes a heightened competitive environment in which Nomura Group must not become complacent.

In this environment, we will continue to focus on the needs of our clients. We will take a flexible approach in adjusting to the changing business environment and continue to expand our business which is backed by our strong client base.

Challenges and Strategy

Nomura Group must acquire the confidence that we can continually achieve our management target of an average consolidated ROE of between 10% and 15%. New ideas must be employed to make change, and the growth trend must be maintained. To achieve this, Nomura Group will expand and grow existing business divisions, generate new businesses, and rebuild its overseas businesses.

Expansion and growth of the existing business divisions

We will further develop our businesses within each business division by increasing accountability and authority in each business division. To do so, we will implement the strategies outlined below for each business division.

In Domestic Retail, we aim to shift personal financial assets away from bank savings to the securities markets, expanding and strengthening our client base. For that purpose, we will continue to take a “Core Value Formation” strategy, in which we aim to offer products and services that our clients find to be of “value”. We will also continue our efforts to provide education to investors in order to expand the overall investor universe towards the securities market.

In Global Markets, we provide high value-added investment opportunities and solutions, through the application of financial techniques such as securitization and derivatives, and provide liquidity to financial instruments such as interest rates, foreign exchange, credit, equity and real estate related products.

In Global Investment Banking, we will expand our M&A advisory and corporate financing businesses by providing high value-added solutions in line with each client’s individual needs. We will also use our domestic and international networks to build up a solid presence in Asia and further expand our global operations.

In Global Merchant Banking, we work closely with other business divisions in the group to maximize the value of our investments by improving the enterprise value of companies we invest in.

In Asset Management, we will continue to maintain a structure which can continuously add value by concentrating our operations, enhancing research capabilities and improving our analysis. We also aim to increase assets under management by diversifying the investment opportunities we can offer and expanding our sales channels. In the defined contribution pension plan business, we will increase Nomura Group’s client base by offering integrated services that run from consulting for plan implementation to offering individual products.

New business

In the current fast changing business environment, the question of whether Nomura Group can continue to grow depends on whether we can continue reforming our operations from within. To ensure we capitalize on opportunities for growth, we will focus on expanding our existing business divisions and take an open-minded approach to develop our business portfolio.

We have already taken steps to create new business opportunities. We have set up a number of new companies and new businesses, and we intend to build on this momentum. We will also continue to focus on expanding our existing businesses into new areas by approaching our operations with a different view.

Overseas business

In international operations, we will implement different business strategies that reflect the different characteristics of each region. In Asia, we will focus on growing the high-net-worth investor market and further expand our client base . In Europe, we will concentrate on strengthening the development and supply of high value-added products. In the United States, we will focus on our core competencies by improving efficiency of business operations and building up profitable local business.

In addressing the above challenges and strategy, we will bring together the collective strengths of our domestic and international operations to expand and develop Japan’s financial and securities markets, while also increasing profitability across Nomura Group to achieve our management targets and maximize shareholder value.

3. Significant Contracts

Not applicable

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

  A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000

Total	6,000,000,000

  B. Issued Shares

Type	Number of Issued Shares as of September 30, 2006	Number of Issued Shares as of December 12, 2006	Trading Markets	x
Common Stock	1,965,919,860	1,965,919,860	Tokyo Stock Exchange(*3) Osaka Stock Exchange(*3) Nagoya Stock Exchange(*3) Singapore Stock Exchange(*4) New York Stock Exchange(*5)	—

Total	1,965,919,860	1,965,919,860	—	—

(Notes)

1	Voting rights pertained.
2	Shares that may have increased from exercise of stock options between December 1, 2006 and December 12, 2006 are not included in the number of issued shares as of December 12, 2006.
3	Listed on the First Section of each stock exchange.
4	Common stock listed
5	American Depositary Shares listed.

(2) Stock Options

A. Stock Acquisition Right

Resolved by the General Shareholders’ Meeting on June 26, 2002

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
Number of Stock Acquisition Right	1,550 (*1)	1,535 (*1)

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,550,000	1,535,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,801 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2004 to June 30, 2009	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,801 Capital Inclusion Price ¥901	Same as left

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons;  or

b)      Regarding the Optionee

as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

Same as left

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Matters concerning substitute payment	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

3.	Executive officers are treated in the same manner with directors.

Resolved by the General Shareholders’ Meeting on June 26, 2003

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
Number of Stock Acquisition Right	1,696*1)	1,675

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,696,000	1,675,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,626 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,626 Capital Inclusion Price ¥813	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee

as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Matters concerning substitute payment	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the General Shareholders’ Meeting on June 26, 2003

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
Number of Stock Acquisition Right	641*1)	626

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	641,000	626,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee

as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

	End of Fiscal Year (March 31, 2006)	End of Preceding Month to Filing of this Report (May 31, 2006)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Matters concerning substitute payment	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the General Shareholders’ Meeting on June 25, 2004

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
Number of Stock Acquisition Right	1,517 (*1)	1,511 (*1)

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,517,000	1,511,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,613 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,613 Capital Inclusion Price ¥807	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee

as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Matters concerning substitute payment	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the General Shareholders’ Meeting on June 25, 2004

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
Number of Stock Acquisition Right	1,236 (*1)	Same as left

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,236,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. or a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee

as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Matters concerning substitute payment	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the General Shareholders’ Meeting on June 25, 2004

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
Number of Stock Acquisition Right	805*1)	Same as left

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	805,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. or a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee

         as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Matters concerning substitute payment	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the General Shareholders’ Meeting on June 28, 2005

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
Number of Stock Acquisition Right	2,760(*1)	Same as left
Type of Share under the Stock Acquisition Right	Common stock	Same as left
Number of Shares under the Stock Acquisition Rights	276,000	Same as left
The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 26, 2007 to July 25, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. or a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the

         Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Matters concerning substitute payment	—	—

(Notes)	100 shares will be issued per one stock acquisition right.

Resolved by the General Shareholders’ Meeting on June 28, 2005

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
Number of Stock Acquisition Right	17,180(*1)	Same as left

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,718,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,413 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,413 Capital Inclusion Price ¥707	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. or a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee

as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Matters concerning substitute payment	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the General Shareholders’ Meeting on June 28, 2005

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
Number of Stock Acquisition Right	27,378*1)	26,809*1)

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	2,737,800	2,680,900

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 25, 2008 to April 24, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee

as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Matters concerning substitute payment	—	—

(Note)	100 shares will be issued per one stock acquisition right.

Resolved by the General Shareholders’ Meeting on June 28, 2005

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
Number of Stock Acquisition Right	10,055*1)	Same as left

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,005,500	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,053	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. or a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee

         as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Matters concerning substitute payment	—	—

(Note)	100 shares will be issued per one stock acquisition right.

Resolved by the General Shareholders’ Meeting on June 28, 2006

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
Number of Stock Acquisition Right	18,220*1)	Same as left

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,822,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥2,210 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 7, 2008 to July 6, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,210 Capital Inclusion Price ¥1,348	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. or a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer, statutory auditors or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director, executive officer or statutory auditors of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Matters concerning substitute payment	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the General Shareholders’ Meeting on June 28, 2006

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
Number of Stock Acquisition Right	—	236*1)

Type of Share under the Stock Acquisition Right	—	Common stock

Number of Shares under the Stock Acquisition Rights	—	23,600

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	—	¥1 per share

Exercise Period of the Stock Acquisition Right	—	From October 11, 2008 to October 10, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	—	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right	—	1. Not to be partial exercise of one stock acquisition right.

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer, statutory auditors or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director, executive officer or statutory auditors of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee

as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

	End of Interim Accounting Period (September 30, 2006)	End of Preceding Month to Filing of this Report (November 30, 2006)
(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	—	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Matters concerning substitute payment	—	—

(Notes)	100 shares will be issued per one stock acquisition right.

(3) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/Decrease of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
April 1, 2006– September 30, 2006	—	1,965,919,860	—	182,800	—	112,504

(4) Major Shareholders

		As of September 30, 2006

Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	105,068	5.34
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	82,771	4.21
Depositary Nominees Inc.	c/o Bank of New York 101 Barclays Street New York, New York, U.S.A	82,674	4.21
State Street Bank and Trust Company	225 Frank Street, Boston, Massachusetts, U.S.A.	62,702	3.19
State Street Bank and Trust Company 505103	225 Frank Street, Boston, Massachusetts, U.S.A.	50,397	2.56
The Chase Manhattan Bank, N.A. London	Woolgate House, EC Callman St., London, United Kingdom	40,370	2.05
Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	26,823	1.36
Mitsubishi UFJ Trust and Banking Corporation (Trust Account)	1-4-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	21,050	1.07
Morgan Stanley and Company Inc.	1585 Broadway , New York, New York, U.S.A	19,955	1.02
Nippon Life Insurance Company	1-6-6, Marunouchi, Chiyoda-Ku, Tokyo, Japan	19,007	0.97

Total		510,817	25.98

(Note)	The Company has 58,595 thousand shares of treasury stock as of September 30, 2006 which is not included in the Major Shareholders list above.

(5) Voting Rights

A. Outstanding Shares

As of September 30, 2006

	Number of Shares	Number of Votes	Description
Stock without voting right	—	—	—
Stock with limited voting right (Treasury stocks, etc.)	—	—	—
Stock with limited voting right (Others)	—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks) Common stock 58,594,700	—	Our standard stock with no limitation to its rights
	(Crossholdings Stocks) Common stock 3,001,000	—	See above See above
Stock with full voting right (Others)	Common stock 1,901,922,400	19,017,466	Shares less than 1 unit
Shares less than 1 unit	Common stock 2,401,760	—	(100 shares)

Total Shares Issued	1,965,919,860	—	—

Voting Rights of Total Shareholders	—	19,017,466	—

(Note)	172,800 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 17 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

As of September 30, 2006

Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	58,594,700	—	58,594,700	2.98
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.10
Nomura Research Institute, Ltd	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.05
SKYLARK Co., Ltd.	1-25-8, Nishikubo Musashino-shi, Tokyo, Japan	1,000	—	1,000	0.00

Total	—	61,595,700	—	61,595,700	3.13

(Note)	In addition to the treasury stocks shown here, there are 3,000 shares which are recorded on register of shareholders as treasury stocks but not owned by us. These shares are included in Stock with full voting right (Others) in “A. Outstanding Shares” above.

2. Share Price History

Monthly Highs and Lows

Month	April, 2006	May, 2006	June, 2006	July, 2006	August, 2006	September, 2006
High (Yen)	2,770	2,680	2,260	2,250	2,305	2,310
Low (Yen)	2,500	2,175	1,959	1,912	1,984	2,025

(Note)	Prices are based on the First Section of Tokyo Stock Exchange.

Item 5. Financial Information

1	Preparation Method of Consolidated Financial Statements and Nonconsolidated Financial Statements

(1)	Pursuant to Section 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the consolidated financial statements have been prepared in accordance with accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles in (1).

(3)	The nonconsolidated financial statements were prepared under the accounting principles generally accepted in Japan in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977) (the “Regulations”).

However the Regulations before amendment are applied to the nonconsolidated financial statements for the previous period (from April 1, 2005 to September 30, 2005), the Regulation after amendment are applied to the nonconsolidated financial statements for the current period (from April 1, 2006 to September 30, 2006).

2	Semi-annual Audit Certificate

Under articles No.193-2 of the Securities and Exchange Law, Ernst & Young ShinNihon performed semi-annual audits of the consolidated and nonconsolidated financial statements for the previous period (from April 1, 2005 to September 30, 2005) and for the current period (from April 1, 2006 to September 30, 2006).

1	Consolidated Financial Statements and Other

(1) Consolidated Financial Statements

1) Consolidated Balance Sheets

	Notes	September 30, 2005		September 30, 2006		March 31, 2006
		Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
ASSETS
Cash and cash deposits:
Cash and cash equivalents		768,303		330,804		991,961
Time deposits		492,376		587,254		518,111
Deposits with stock exchanges and other segregated cash		71,137		55,542		45,564

		1,331,816	3.7	973,600	3.0	1,555,636	4.4

Loans and receivables:
Loans receivable		418,331		1,049,570		682,824
Receivables from customers		20,252		37,627		26,810
Receivables from other than customers		1,710,355		1,245,984		656,925
Allowance for doubtful accounts		(3,022)		(3,464)		(2,878)

		2,145,916	5.9	2,329,717	7.1	1,363,681	3.9

Collateralized agreements:
Securities purchased under agreements to resell		9,177,416		7,885,086		8,278,834
Securities borrowed		7,571,289		7,124,886		8,748,973

		16,748,705	46.4	15,009,972	45.9	17,027,807	48.6

Trading assets and private equity investments (including securities pledged as collateral of ¥6,866,415 million at September 30, 2005, ¥5,428,545 million at September 30, 2006 and ¥5,610,310 million at March 31, 2006, respectively):

Securities inventory	*3	12,852,741		11,850,187		12,739,805
Derivative contracts	*4	431,660		631,990		592,360
Private equity investments		335,830		335,247		365,276

		13,620,231	37.8	12,817,424	39.2	13,697,441	39.1

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥202,346 million at September 30, 2005, ¥227,886 million at September 30, 2006 and ¥211,521 million at March 31, 2006, respectively)		302,399		353,160		330,964
Lease deposits		49,691		44,960		47,582
Non-trading debt securities		262,866		229,379		220,593
Investments in equity securities		192,832		207,650		219,486
Investments in and advances to affiliated companies (including securities pledged as collateral of ¥7,502 million at September 30, 2006)		231,097		295,955		223,912
Deferred tax assets		109,189		142,178		145,024
Assets of discontinued operations		915,353		—		—
Other	*6	159,870		278,850		193,909

		2,223,297	6.2	1,552,132	4.8	1,381,470	4.0

Total assets		36,069,965	100.0	32,682,845	100.0	35,026,035	100.0

	Notes	September 30, 2005		September 30, 2006		March 31, 2006
		Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings		868,589	2.4	829,315	2.5	691,759	2.0

Payables and deposits:
Payables to customers		266,486		423,758		247,511
Payables to other than customers		440,863		363,132		619,271
Time and other deposits received		303,846		402,526		372,949

		1,011,195	2.8	1,189,416	3.6	1,239,731	3.5

Collateralized financing:
Securities sold under agreements to repurchase		13,360,609		11,861,474		10,773,589
Securities loaned		5,391,902		6,287,138		6,486,798
Other secured borrowings		3,213,915		1,283,263		3,002,625

		21,966,426	60.9	19,431,875	59.5	20,263,012	57.9

Trading liabilities:
Securities sold but not yet purchased	*3	5,351,742		3,505,842		5,880,919
Derivative contracts	*4	541,260		673,287		646,708

		5,893,002	16.3	4,179,129	12.8	6,527,627	18.6

Other liabilities:
Accrued income taxes		56,306		32,253		188,770
Accrued pension and severance costs		78,291		65,308		65,041
Liabilities of discontinued operations		865,290		—		—
Other	*6	323,346		396,063		388,169

		1,323,233	3.7	493,624	1.5	641,980	1.8

Long-term borrowings	*7	3,138,372	8.7	4,434,458	13.6	3,598,599	10.3

Total liabilities		34,200,817	94.8	30,557,817	93.5	32,962,708	94.1

Commitments and contingencies	*14
Shareholders’ equity:	*12
Common stock
No par value share; Authorized – 6,000,000,000 shares Issued – 1,965,919,860 shares at September 30, 2005, September 30, 2006 and March 31, 2006 Outstanding – 1,904,363,154 shares at September 30, 2005, 1,906,067,957 shares at September 30, 2006 and 1,904,864,196 shares at March 31, 2006		182,800	0.5	182,800	0.6	182,800	0.5

Additional paid-in capital		157,602	0.4	162,127	0.5	159,527	0.4

Retained earnings		1,652,486	4.6	1,852,207	5.7	1,819,037	5.2

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment		(23,571)		(14,028)		(14,096)
Cumulative translation adjustments		(16,619)		23,147		(1,129)

		(40,190)	(0.1)	9,119	0.0	(15,225)	(0.0)

		1,952,698	5.4	2,206,253	6.8	2,146,139	6.1

Less-Common stock held in treasury, at cost – 61,556,706 shares at September 30, 2005, 59,851,903 shares at September 30, 2006 and 61,055,664 shares at March 31, 2006		(83,550)	(0.2)	(81,225)	(0.3)	(82,812)	(0.2)

Total shareholders’ equity		1,869,148	5.2	2,125,028	6.5	2,063,327	5.9

Total liabilities and shareholders’ equity		36,069,965	100.0	32,682,845	100.0	35,026,035	100.0

The accompanying notes are an integral part of these consolidated financial statements.

2) Consolidated Statements of Income

		Six months ended September 30, 2005		Six months ended September 30, 2006		Year ended March 31, 2006
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
Revenue:
Commissions		132,650		145,642		356,325
Fees from investment banking		38,787		41,252		108,819
Asset management and portfolio service fees		44,891		65,208		102,667
Net gain on trading		114,649		103,312		304,223
(Loss) gain on private equity investments		(243)		37,295		12,328
Interest and dividends		316,248		440,171		693,813
Gain (loss) on investments in equity securities		28,374		(20,553)		67,702
Private equity entities product sales		46,480		42,705		88,210
Other		12,635		15,912		58,753

Total revenue		734,471	100.0	870,944	100.0	1,792,840	100.0
Interest expense		274,321	37.3	414,032	47.5	647,190	36.1

Net revenue		460,150	62.7	456,912	52.5	1,145,650	63.9

Non-interest expenses:
Compensation and benefits		146,404		161,828		325,431
Commissions and floor brokerage		14,796		20,590		32,931
Information processing and communications		41,245		50,601		89,600
Occupancy and related depreciation		26,489		28,185		55,049
Business development expenses		14,933		17,658		32,790
Private equity entities cost of goods sold		28,008		23,208		48,802
Other		46,907		48,351		115,447

		318,782	43.5	350,421	40.3	700,050	39.0

Income from continuing operations before income taxes		141,368	19.2	106,491	12.2	445,600	24.9

Income tax expense		71,566	9.7	42,826	4.9	188,972	10.6

Income from continuing operations		69,802	9.5	63,665	7.3	256,628	14.3

Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million in the year ended March 31, 2006)		6,945	0.9	—	—	99,413	5.6
Income tax expense		7,545	1.0	—	—	51,713	2.9

(Loss) gain on discontinued operations		(600)	(0.1)	—	—	47,700	2.7

Net income		69,202	9.4	63,665	7.3	304,328	17.0

		Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
	Notes	Yen	Yen	Yen
Per share of common stock:	*9
Basic—
Income from continuing operations		36.32	33.41	134.10
(Loss) gain on discontinued operations		(0.31)	—	24.92
Net income		36.01	33.41	159.02
Diluted—
Income from continuing operations		36.26	33.33	133.89
(Loss) gain on discontinued operations		(0.31)	—	24.89
Net income		35.95	33.33	158.78

The accompanying notes are an integral part of these consolidated financial statements.

3) Consolidated Statements of Changes in Shareholders’ Equity

	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
	Millions of yen	Millions of yen	Millions of yen
Common Stock
Balance at beginning of year	182,800	182,800	182,800

Balance at end of the period	182,800	182,800	182,800

Additional paid-in capital
Balance at beginning of year	155,947	159,527	155,947
Gain (loss) on sales of treasury stock	0	(633)	192
Issuance of common stock options	1,655	3,233	3,388

Balance at end of the period	157,602	162,127	159,527

Retained earnings
Balance at beginning of year	1,606,136	1,819,037	1,606,136
Net income	69,202	63,665	304,328
Cash dividends	(22,852)	(30,495)	(91,427)

Balance at end of the period	1,652,486	1,852,207	1,819,037

Accumulated other comprehensive income:
Minimum pension liability adjustment
Balance at beginning of year	(24,645)	(14,096)	(24,645)
Net change during the period	1,074	68	10,549

Balance at end of the period	(23,571)	(14,028)	(14,096)

Cumulative translation adjustments
Balance at beginning of year	(18,083)	(1,129)	(18,083)
Net change during the period	1,464	24,276	16,954

Balance at end of the period	(16,619)	23,147	(1,129)

Common stock held in treasury
Balance at beginning of year	(33,726)	(82,812)	(33,726)
Repurchases of common stock	(49,391)	(81)	(49,507)
Sales of common stock	8	23	11
Common stock issued to employees	—	1,677	668
Other net change in treasury stock	(441)	(32)	(258)

Balance at end of the period	(83,550)	(81,225)	(82,812)

Total shareholders’ equity	1,869,148	2,125,028	2,063,327

The accompanying notes are an integral part of these consolidated financial statements.

4) Consolidated Statements of Comprehensive Income

	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
	Millions of yen	Millions of yen	Millions of yen
Net income	69,202	63,665	304,328
Other comprehensive income:
Change in cumulative translation adjustments, net of tax	1,464	24,276	16,954
Minimum pension liability adjustment:
Changes in minimum pension liability during the period	1,842	215	18,412
Deferred income taxes	(768)	(147)	(7,863)

Total	1,074	68	10,549

Total other comprehensive income	2,538	24,344	27,503

Comprehensive income	71,740	88,009	331,831

The accompanying notes are an integral part of these consolidated financial statements.

5) Consolidated Statements of Cash Flows

		Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
	Notes	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities from continuing operations:
Income from continuing operations		69,802	63,665	256,628
Adjustments to reconcile income from continuing operations to net cash used in operating activities:
Depreciation and amortization		21,191	24,243	42,812
Loss (gain) on investments in equity securities		(28,374)	20,553	(67,702)
Deferred income tax (benefit) expense		4,844	(3,094)	(23,540)
Changes in operating assets and liabilities:
Time deposits		(72,293)	(40,169)	(81,193)
Deposits with stock exchanges and other segregated cash		(26,495)	(8,613)	(440)
Trading assets and private equity investments		2,120,776	1,165,486	2,302,636
Trading liabilities		539,690	(2,485,422)	1,084,026
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase		(1,330,938)	1,439,454	(3,107,197)
Securities borrowed, net of securities loaned		(638,601)	1,408,199	(761,584)
Other secured borrowings		(205,277)	(1,719,363)	(416,566)
Loans and receivables, net of allowance		(918,145)	(815,525)	(75,773)
Payables and deposit received		44,192	(137,295)	157,956
Accrued income taxes, net		24,621	(170,424)	171,016
Other, net		(1,675)	(163,987)	(47,406)

Net cash used in operating activities from continuing operations		(396,682)	(1,422,292)	(566,327)

Cash flows from investing activities from continuing operations:
Payments for purchases of office buildings, land, equipment and facilities		(28,056)	(32,795)	(83,983)
Proceeds from sales of office buildings, land, equipment and facilities		476	142	1,557
Payments for purchases of investments in equity securities		(2,095)	(5,602)	(2,126)
Proceeds from sales of investments in equity securities		9,520	8,800	10,523
Increase (decrease) in non-trading debt securities, net		14,136	(13,291)	56,824
Business dispositions or acquisitions, net cash received (used)		—	16,312	(4,663)
Increase (decrease) in investments in affiliated companies, net		—	(64,679)	49,268
Increase (decrease) in other investments and other assets, net		(285)	(380)	39

Net cash used in investing activities from continuing operations		(6,304)	(91,493)	27,439

Cash flows from financing activities from continuing operations:
Increase in long-term borrowings		643,535	1,187,261	1,656,317
Decrease in long-term borrowings		(341,442)	(389,097)	(943,086)
Increase in short-term borrowings, net		349,217	132,605	175,910
Proceeds from sales of common stock		8	1,067	871
Payments for repurchases of common stock		(49,391)	(81)	(49,507)
Payments for cash dividends		(19,422)	(83,876)	(42,290)

Net cash provided by financing activities from continuing operations		582,505	847,879	798,215

Effect of exchange rate changes on cash and cash equivalents		3,669	4,749	16,419

Discontinued operations:
Net cash used in (provided by) discontinued operations from Operating activities		25,927	—	28,856
Investing activities		(10,881)	—	(19,178)
Financing activities		(19,302)	—	(12,067)

		(4,256)	—	(2,389)
Cash and cash equivalents classified as discontinued operations		4,256	—	2,389
Proceeds from sales of discontinued operations		—	—	131,100

		—	—	131,100
Net decrease (increase) in cash and cash equivalents		183,188	(661,157)	406,846
Cash and cash equivalents at beginning of year		585,115	991,961	585,115

Cash and cash equivalents at end of the period		768,303	330,804	991,961

Supplemental information:
Cash paid during the period for-
Interest		274,347	467,659	708,107
Income tax payments, net		42,101	216,343	41,496

Non cash activities—

Business acquisitions

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥14,821 million and ¥17,360 million for the six months ended September 30, 2006, respectively. Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥1,836 million and ¥1,576 million for the year ended March 31, 2006, respectively. There was no business acquisitions for the six months ended September 30, 2005.

Business disposition

Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥5,616 million and ¥6,983 million for the six months ended September 30, 2006, respectively. There was no business disposition for the year ended March 31, 2006, and for the six months ended September 30, 2005.

The accompanying notes are an integral part of these consolidated financial statements.

[Notes to the Consolidated Financial Statements]

1. Basis of accounting:

In December 2001, Nomura Holdings, Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Pursuant to Section 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the consolidated financial statements for the six months ended September 30, 2006 have been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP which Nomura (the Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura”) adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where significant differences exist, the amount of effect to income before income taxes compare to Japanese GAAP.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity or pursuant to Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised in 2003. Under Japanese GAAP, the scope of consolidation is determined by “Financial controlling model”, taking into account of factors other than ownership level of voting interest in an entity.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on investments in equity securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of net assets. Therefore, compare to Japanese GAAP, the difference of investments in equity securities for Nomura’s operating purposes has a positive impact of ¥20,273 million, a negative impact of ¥25,451 million and a positive impact of ¥59,320 million on income before income taxes for the six months ended September 30, 2005 and 2006, and for the year ended March 31, 2006, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of net assets.

Retirement and severance benefit—

Under U.S. GAAP, a gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets, while such a gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. Under U.S. GAAP, additional minimum pension liabilities are provided when the accumulated benefit obligation exceeds the fair value of plan assets, while such treatment is not provided under Japanese GAAP.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Under U.S. GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Therefore, compare to Japanese GAAP, the difference has a positive impact of ¥4,199 million on income before income taxes for the year ended March 31, 2006.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the income statement or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and changes in the fair value of derivative contracts are recognized in net assets.

Minority interest—

Under Japanese GAAP, minority interest is included in net assets. Under U.S. GAAP, it is not allowed to include minority interest in shareholder’s equity, so minority interest is classified as liabilities and those amounts are disclosed in footnote.

2. Summary of accounting policies:

Description of business—

The Company and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis.

Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure. Nomura reports operating results in five business segments: Domestic Retail, Global Markets, Global Investments Banking, Global Merchant Banking and Asset Management.

In Domestic Retail business, Nomura provides principally investment consultation services mainly to individual customers in Japan. In Global Markets business, it is composed of three business lines: Global Fixed Income, Global Equity and Asset Finance. Nomura is engaged in principally sales and trading of equity, bond and currency exchange on a global basis to institutions domestically and abroad. In Global Investment Banking business, Nomura provides wide array of investment banking services such as underwriting of bond, equity and other, mediation of M&A and financial advice business in major world financial market. In Global Merchant Banking business, Nomura invests in private equity business for an increase in the corporate value of investee companies. In Asset Management business, Nomura provides principally development and management of investment trusts, and investment advisory services.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”), the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material inter-company transactions and balances have been eliminated on consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Accounting changes—

Accounting for certain hybrid financial instruments

On April 1, 2006, Nomura early adopted, primarily on a prospective basis, SFAS 155, “Accounting for certain Hybrid Financial Instruments” (“SFAS 155”). In accordance with this standard, certain hybrid financial instruments that contain embedded derivatives are accounted for at fair value, with the change recorded in current earnings.

Short-term borrowings include hybrid financial instruments at fair value of ¥1,203 million at September 30, 2006 and long-term borrowings include hybrid financial instruments at fair value of ¥26,996 million at September 30, 2006 based on SFAS 155.

Discontinued operations—

On January 31, 2006, Nomura sold its stake in Millennium Retailing, Inc. (“MR”). MR was one of the investments in Nomura’s private equity business and accounted for as a consolidated subsidiary. In the year ended March 31, 2006, MR has been classified as discontinued operations in accordance with Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and its results of operations and cash flows are separately reported. Also, all amounts in previous years related to the discontinued operations are excluded in the footnotes to the consolidated financial statements.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker/dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in Net gain on trading. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models which incorporate factors reflecting contractual terms, such as underlying asset prices, interest rates, dividend rates and volatility.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Any changes in the fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base assumptions underlying valuation pricing models.

Private equity business—

The investments in private equity business are accounted for at fair value, under the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment. The consolidated subsidiaries in private equity business are referred to “Private equity entities”.

Private equity investments accounted for at fair value are based on Nomura’s assessment of each underlying investment. The investments, by their nature, have little or no price transparency. Investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Downward adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment has declined below the carrying value. In reaching that determination, Nomura uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). This statement requires that Nomura account for the transfer of financial assets as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs, acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Nomura engages in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involve the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated financial statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold.

Other secured borrowings, which consist primarily of secured borrowings from financial institutions in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheets in Loans receivable.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown parenthetically in Trading assets and private equity investments and Investments in and advances to affiliated companies in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Certain derivatives embedded in debt instruments are bifurcated from the host contract, such as bonds and certificates of deposit, and accounted for at fair value. Changes in the fair value of these embedded derivatives are reported in Net gain on trading. Derivatives used to economically hedge these instruments are also accounted for at fair value, and changes in the fair value of these derivatives are reported in Net gain on trading.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Allowance for loan losses—

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Allowances for loan losses on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Allowances for loan losses on banking/financing activities loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, including those held by private equity entities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	2 to 8 years
Software	5 years

Depreciation and amortization are included in Information processing and communications in the amount of ¥15,663 million, ¥19,061 million and ¥30,817 million, and is included in Occupancy and related depreciation in the amount of ¥5,527 million, ¥5,183 million and ¥11,995 million for the six months ended September 30, 2005 and 2006, and for the year ended March 31, 2006, respectively.

Long-lived assets—

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

Nomura recorded non-cash impairment charges of ¥29 million, ¥59 million and ¥250 million substantially related to write-downs of office buildings, land, equipment, facilities, and other assets for the six months ended September 30, 2005 and 2006, and for the year ended March 31, 2006, respectively. These losses are included in consolidated statements of income under Non-interest expenses – Other.

The revised carrying values of these assets were based on the market or fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for its operating purposes and other than operating purposes. For Nomura’s operating purposes, it holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes.

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥165,206 million and ¥27,626 million at September 30, 2005, ¥176,747 million and ¥30,903 million at September 31, 2006 and ¥205,214 million and ¥14,272 million at March 31, 2006, respectively.

Investments in equity securities for other than operating purposes also include investments in equity securities held by private equity entities, which are included in the consolidated balance sheets in Other assets – Other. Such investments are mainly comprised of listed equity securities and unlisted equity securities in the amounts of ¥5,229 million and ¥6,437 million at September 30, 2005, ¥13,279 million and ¥10,060 million at September 30, 2006 and ¥15,976 million and ¥10,799 million at March 31, 2006, respectively.

In accordance with US GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated statements of income.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

Nomura accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation.” Compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it is recognized over the service period, which generally is equal to the vesting period.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share,” the computation of basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share reflect all of the securities with potential dilutive effect.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill, intangible assets and negative goodwill—

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” these assets are reviewed annually, or more frequently in certain circumstance, for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

New accounting pronouncements—

In June 2006, FASB issued FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Nomura expects to adopt the provisions of FIN 48 beginning in the fiscal 2008. Nomura is currently assessing the impact of adoption FIN 48 on our consolidated financial statement.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. In addition, SFAS No. 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model). SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Nomura is currently assessing the impact of adoption SFAS No. 157 on our consolidated financial statement.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (“SFAS No. 158”). SFAS No. 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation (with limited exception). And SFAS No. 158 requires a business entity shall measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position (with limited exceptions). SFAS No. 158 is effective as of the end of the fiscal year ending after December 15, 2006 concerning recognition, and effective as of the end of the fiscal year ending after December 15, 2008, concerning measurement date. Nomura does not expect that the adoption of SFAS No. 158 will have a material effect on our consolidated financial statement.

3. Securities inventory and securities sold but not yet purchased:

Trading assets and private equity investments, including ones that are disclosed parenthetically as Securities pledged as collateral and Securities sold but not yet purchased consist of trading securities at fair value classified as follows:

	Millions of yen
	September 30				March 31
	2005		2006		2006
	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet Purchased
Equity securities and convertible bonds	¥2,828,106	¥486,753	¥3,166,233	¥400,202	¥3,460,712	¥603,743
Government and government agency bonds	6,843,902	4,348,091	4,979,243	2,642,812	5,963,420	4,751,230
Bank and corporate debt securities	1,333,421	301,227	1,806,848	198,619	1,677,309	228,121
Commercial paper and certificates of deposit	28,999	—	205,698	—	30,995	—
Securities options and warrants	122,887	208,017	133,793	264,146	139,437	297,758
Mortgage and mortgage-backed securities	1,539,093	560	1,335,354	—	1,264,993	67
Beneficiary certificates and other	156,333	7,094	223,018	63	202,939	—

	¥12,852,741	¥5,351,742	¥11,850,187	¥3,505,842	¥12,739,805	¥5,880,919

4. Derivatives utilized for trading purposes:

The table below discloses the fair values of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtained to reduce credit risk exposure:

	Millions of yen
	September 30		March 31
	2005	2006	2006
Trading Assets:
Foreign exchange forwards	¥55,310	¥81,078	¥58,417
FRA(1) and other OTC(2) forwards	1,825	14,261	1,570
Swap agreements	231,083	350,850	352,652
Options other than securities options—purchased	143,442	185,801	179,721

Sub-total	431,660	631,990	592,360
Securities options—purchased(3)	121,652	129,029	137,246

Total	¥553,312	¥761,019	¥729,606

Trading Liabilities:
Foreign exchange forwards	¥43,130	¥49,953	¥39,311
FRA and other OTC forwards	13,605	13,513	21,072
Swap agreements	350,567	470,911	446,061
Options other than securities options—written	133,958	138,910	140,264

Sub-total	541,260	673,287	646,708
Securities options—written(3)	194,009	232,671	266,485

Total	¥735,269	¥905,958	¥913,193

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.
(3)	Included in Securities inventory and Securities sold but not yet purchased, as appropriate

5. Variable Interest Entities (VIEs):

In the normal course of business, Nomura securitizes various financial assets. In entering into or facilitating those securitization transactions, VIEs are often used. Nomura’s involvement with VIEs includes: structuring and/or establishing VIEs; transferring assets to VIEs; underwriting, distributing notes or certificates issued by VIEs; engaging in derivative transactions with VIEs; making markets in securities issued by VIEs; owning securities issued by VIEs. Nomura also uses VIEs to facilitate its equity derivative business. Nomura consolidates those VIEs for which Nomura is the primary beneficiary.

The following table shows the classification of the consolidated VIEs’ assets collateralized for the VIEs’ obligations. Investors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	September 30		March 31
	2005	2006	2006
Consolidated VIEs’ assets collateralized for the VIEs’ obligations
Securities inventory	¥114	¥243	¥114
Other	3	3	2

Total	¥117	¥246	¥116

Nomura also holds significant variable interests in VIEs, where Nomura is not a primary beneficiary, through making loans to and investing in equity and debt of the VIEs. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity which is associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings. Nomura also may have equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other low investment grade debt obligations. Nomura also provides guarantees and sells beneficial interests regarding leveraged and operating leases for aircraft using VIEs. Additionally, Nomura makes loans and invests in entities, which have been determined to be VIEs, in connection with acquiring operating businesses.

The following table sets forth the aggregate total assets of VIEs for which Nomura holds the significant variable interests and maximum exposure to loss associated with these significant variable interests. Maximum exposure to loss means the amount recorded on Nomura’s consolidated balance sheet and does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen
	September 30		March 31
	2005	2006	2006
VIEs’ assets	¥345	¥1,469	¥546
Maximum exposure to loss	49	346	119

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the Audit Guide. The FASB has deferred application of FIN 46-R to non-registered investment companies until the Investment Company SOP is finalized. The most significant of these entities are the investments managed and controlled by Terra Firma Investments (GP) Limited (collectively referred to as “Terra Firma investments”) which is independent of Nomura and the general partner of Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business. On March 27, 2002, Nomura restructured its Principal Finance Group and, as a result, contributed its investments in certain of its remaining investee companies to TFCP I. Nomura’s interest in these investments totals ¥288 billion, which is already recorded on the consolidated balance sheet at September 30, 2006. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not materially change Nomura’s economic exposure with respect to these investments.

6. Other assets – Other / Other liabilities – Other:

Other assets – Other in the consolidated balance sheet includes Goodwill and Other intangible assets in the amounts of ¥10,088 million, ¥13,575 million and ¥13,586 million at September 30, 2005 and 2006, and at March 31, 2006, and Investments in equity securities for other than operating purposes, held by private equity entities, in the amounts of ¥4,918 million, ¥5,871 million and ¥6,811 at September 30, 2005 and 2006, and at March 31, 2006, respectively.

Other liabilities – Other in the consolidated balance sheet includes accrued expenses in the amounts of ¥140,969 million, ¥134,683 million and ¥137,013 at September 30, 2005 and 2006, and at March 31, 2006, and minority interest in the amounts of ¥14,255 million, ¥27,475 million and ¥20,302 million at September 30, 2005 and 2006, and at March 31, 2006, respectively.

Subsequent events

In November, 2006, Nomura Holdings, Inc. has signed an agreement to purchase global agency-broker Instinet Inc., a major provider of electronic trading services for institutional investors. Nomura will acquire a 100% stake in Instinet, in an all-cash transaction, from majority owner Silver Lake Partners, a leading private equity firm focused on technology and related industries, and Instinet’s current management team. In accordance with SFAS No. 141, “Business Combinations,” this is to be accounted for using the purchase method.

7. Long-term borrowings:

Long-term borrowings of Nomura at September 30, 2005 and 2006 and March 31, 2006 are shown below:

	Millions of yen
	September 30		March 31
	2005	2006	2006
Long-term borrowings:
Long-term loans from banks and other financial institutions	¥698,051	¥989,445	¥746,001
Bonds and notes issued(1)	2,211,618	3,116,250	2,643,988
Trading balances of secured borrowings	228,703	328,763	208,610

Total	¥3,138,372	¥4,434,458	¥3,598,599

(1)	Include hybrid financial instruments at fair value of ¥26,996 million at September 30, 2006 based on SFAS 155.

Long-term borrowings consisted of the following:

	Millions of yen
	September 30		March 31
	2005	2006	2006
Debt issued by the Company	¥617,845	¥849,637	¥670,835
Debt issued by subsidiaries – guaranteed by the Company	1,878,157	2,414,725	2,173,496
Debt issued by subsidiaries – not guaranteed by the Company(1)(2)	642,370	1,170,096	754,268

Total	¥3,138,372	¥4,434,458	¥3,598,599

(1)	Includes trading balances of secured borrowings.
(2)	Includes debt issued by consolidated variable interest entities for which subsidiaries were the primary beneficiaries.

Trading balances of secured borrowings

These balances of secured borrowings represent secured loans from special purpose entities. These borrowings were not borrowed for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from distribution of the bonds and notes issued by the special purpose entities to investors. Such bonds and notes are secured by or referenced to certain assets pledged from Nomura to the special purpose entities, and the interest rates and/or redemption values or maturity have been linked to the performance of these referenced assets. The outstanding balances of these assets were ¥228,671 million at September 30, 2005, ¥326,693 million at September 30, 2006 and ¥207,324 million at March 31, 2006. The balances are included in the consolidated balance sheets as Securities inventory and Derivative contracts.

8. Assets pledged:

Nomura enters into secured financing transactions mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlement. These transactions include resale and repurchase agreements, securities borrowed and loaned transactions and other secured borrowings.

In many cases, Nomura is permitted to use the securities received as collateral and securities borrowed without collateral to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. The related balances are as follows:

	Billions of yen
	September 30		March 31
	2005	2006	2006
The fair value of securities received as collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥20,153	¥19,039	¥22,061
The portion of the above that has been sold (included in Securities sold but not yet purchased on the consolidated balance sheets) or repledged	16,072	14,274	16,125

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including those related to Gensaki Repo transactions, are stated in parentheses on Trading assets and private equity investments or Investments in and advances to affiliated companies on the consolidated balance sheets.

Assets owned by Nomura, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen
	September 30		March 31
	2005	2006	2006
Trading assets:
Equity securities and convertible bonds	¥113,878	¥106,257	¥50,319
Government and government agency bonds	302,726	392,977	419,391
Bank and corporate debt securities	556,508	849,014	578,000
Warrants	580	2,354	1,642
Mortgage and mortgage-backed securities	1,047,845	799,840	918,465
Beneficiary certificates and others	—	67,321	75,768

	¥2,021,537	¥2,217,763	¥2,043,585

Non-trading debt securities	¥57,222	¥78,538	¥55,090
Investments in and advances to affiliated companies	¥49,238	¥130,272	¥128,811
Other	¥5	¥—	¥5

In the normal course of business, certain of Nomura’s assets are pledged to collateralize borrowing transactions, securities financing transactions, derivative transactions and for other purposes. The carrying values of assets pledged, except for those disclosed in Note 7 and the above table, are as follows:

	Millions of yen
	September 30		March 31
	2005	2006	2006
Loans and receivables	¥26,335	¥48,705	¥39,670
Trading securities	2,546,401	1,060,550	2,439,002
Office buildings, land, equipment and facilities	3,160	14,556	3,063
Non-trading debt securities	98,342	59,038	34,204
Investments in and advances to affiliated companies	8,074	—	—
Other	868	1,695	2,158

	¥2,683,180	¥1,184,544	¥2,518,097

Assets in the above table were mainly pledged to financial institutions for loans payable and other secured borrowings.

In addition, Nomura repledged ¥672,184 million, ¥301,014 million and ¥640,483 million of securities borrowed at September 30, 2005 and 2006, and March 31, 2006, respectively, as collateral for bank and other loans.

A securities company in Japan is required to segregate cash deposited by customers on securities transactions under the Japanese Securities and Exchange Law. Nomura segregated bonds and equities of ¥392,078 million, ¥367,542 million, and ¥375,406 million at September 30, 2005 and 2006, and March 31, 2006, respectively. These are included in Trading assets and private equity investments – Securities inventory on the consolidated balance sheets or borrowed under securities lending and borrowing agreements.

9. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30		Year ended March 31
	2005	2006	2006
Basic—
Income from continuing operations applicable to common stock	¥69,802	¥63,665	¥256,628
Gain on discontinued operation applicable to common stock	(600)	—	47,700

Net income applicable to common stock	¥69,202	¥63,665	¥304,328

Weighted average number of shares outstanding	1,921,644,125	1,905,579,864	1,913,758,941

Basic EPS:
Income from continuing operations	¥36.32	¥33.41	¥134.10
Gain on discontinued operation	(0.31)	—	24.92

Net income	¥36.01	¥33.41	¥159.02

Diluted—
Income from continuing operations applicable to common stock on which diluted net income per share is calculated	¥69,802	¥63,663	¥256,622
Gain on discontinued operation applicable to common stock	(600)	—	47,700

Net income applicable to common stock	¥69,202	¥63,663	¥304,322

Weighted average number of shares outstanding used in diluted EPS computations	1,924,871,678	1,910,111,666	1,916,672,760

Diluted EPS:
Income from continuing operations	¥36.26	¥33.33	¥133.89
Gain on discontinued operation	(0.31)	—	24.89

Net income	¥35.95	¥33.33	¥158.78

The factor of dilution to income from continuing operations applicable to common stock came from options to purchase common shares issued by affiliates for the six months ended September 30, 2006, and for the year ended March 31, 2006, which caused the decrease in the Company’s equity in earnings of the affiliates. The factor of dilution to weighted average number of shares outstanding came from only options to purchase common shares including nonvested stock units for the six months ended September 30, 2005 and 2006, and for the year ended March 31, 2006, respectively.

There were warrants and options to purchase 5,919,000 and 4,559,800 common shares at September 30, 2005 and 2006, and options to purchase 1,885,000 common shares at March 31, 2006, respectively, which were not included in the computation of diluted EPS because of an antidilutive effect.

10. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Effective October 1, 2005, the Company and subsidiaries other than private equity investees in Japan (the “Japanese entities”) revised their personnel systems including employment categories and positions. In accordance with the revision, certain Japanese entities revised the regulation of severance indemnities and pension plans. The impact of the revision was calculated as prior service cost of ¥1,379 million and such amount was appropriately reflected on the consolidated financial statements.

Severance indemnities and pension plans—

The net pension and severance cost of the defined benefit plans for employees of the Japanese entities for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 are shown below:

The Japanese entities’ plans

	Millions of yen
	Six months ended September 30		Year ended March 31
	2005	2006	2006
Service cost	¥3,972	¥4,446	¥7,940
Interest cost	2,166	2,365	4,342
Expected return on plan assets	(1,573)	(1,954)	(3,147)
Amortization, other	1,652	742	3,347

Net periodic pension and severance costs	¥6,217	¥5,599	¥12,482

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans, which are not significant.

11. Stock-based compensation plans:

The Company has stock-based compensation plans to maintain high levels of performance and to recruit talented human resources. These plans have A-plan and B-plan. Substantially, A-plan corresponds to stock option plan, B-plan corresponds to nonvested stock units plan.

Stock option plan— (A-plan)

The Company has issued stock acquisition rights of ordinary shares pursuant to several stock option plans for directors, executive officers and certain employees. This plan is vested and exercisable two years after the date of grant, and expire approximately seven years after the date of grant, subject to accelerated expiration on termination of employment. The exercise price generally is not less than the fair value of granted date of the Company’s common stock.

Nonvested stock units plan— (B-plan)

The Company has issued stock acquisition rights pursuant to several effective nonvested stock units plan of ordinary shares for directors, executive officers and certain employees. This plan is vested and exercisable two years after the date of grant, and expire approximately seven years after the date of grant. The exercise price is ¥1 per share.

The activity related to these stock option plans is set forth below:

	Shares		Weighted-average exercise price		Weighted-average remaining life (years)
	Stock option plan	Nonvested stock units plan	Stock option plan	Nonvested stock units plan	Stock option plan	Nonvested stock units plan
Outstanding at March 31, 2006	7,167,000	3,812,000	¥1,620	¥1	4.7	5.8
Granted	1,832,000	4,042,000	2,210	1
Exercised	(648,000)	(642,000)	1,714	1
Repurchased	—	—	—	—
Forfeited	(48,000)	(510,700)	1,683	1
Expired	—	—	—	—

Outstanding at September 30, 2006	8,303,000	6,701,300	¥1,741	¥1	4.8	6.1

At March 31 and September 30, 2006, exercisable options of the stock option plans were 3,835,000 and 4,763,000. At September 30, 2006, exercisable options of the nonvested stock units plans were 641,000.

The following table details the distribution of stock options at September 30, 2006:

	Stock options outstanding			Stock options exercisable
Exercise prices	Shares	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Shares	Weighted-average exercise price
¥2,210	1,822,000	¥2,210	6.8	—	¥—
¥1,802	1,550,000	1,802	2.8	1,550,000	1,802
¥1,626	1,696,000	1,626	3.8	1,696,000	1,626
¥1,613	1,517,000	1,613	4.8	1,517,000	1,613
¥1,413	1,718,000	1,413	5.8	—	—

Total	8,303,000	¥1,741	4.8	4,763,000	¥1,679

	Nonvested stock units outstanding			Nonvested stock units exercisable
Exercise prices	Shares	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Shares	Weighted-average exercise price
¥1	6,701,300	¥1	6.1	641,000	¥1

The fair value of stock options granted during the year ended March 31, 2006, and six months ended September 30, 2006 was ¥381 and ¥485 per share, respectively, at the grant date. And the fair value of nonvested stock units granted during the year ended March 31, 2006, six months ended September 30, 2006 was ¥1,362 and ¥2,417 per share, respectively, at the grant date.

Total stock-based compensation expense included in net income for the year ended March 31, 2006, for the six months ended September 30, 2006 was ¥3,388 million and ¥3,233 million, respectively. It is included in “compensation and benefits” under “non-interest expenses.”

Subsequent events

On October 5, 2006, the Company approved the issuance of stock acquisition rights, effectively, B-plan effective October 10, 2006 in accordance with Articles 236, 238, and 239 of the Corporation Law of Japan, and a resolution passed at the annual general meeting of shareholders held on June 28, 2006. Total number of stock acquisition rights to be issued is 236 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 23,600 shares. Each right will allow the holder to acquire 100 shares. The exercise price shall be ¥1 per share. The options vest two years after the date of grant.

12. Shareholders’ equity:

Numbers of shares outstanding—

Changes in shares of common stock outstanding for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 are shown below:

	Shares
	Six months ended September 30		Year ended March 31
	2005	2006	2006
Number of shares outstanding at beginning of period	1,941,261,889	1,904,864,196	1,941,261,889

Common stock held in treasury:
Repurchases of common stock	(36,541,043)	(35,955)	(36,595,661)
Sale of common stock	5,949	6,504	8,389
Common stock issued to employees	—	1,257,000	496,000
Other net change in treasury stock	(363,641)	(23,788)	(306,421)

Shares outstanding at end of period	1,904,363,154	1,906,067,957	1,904,864,196

13. Investments in affiliated companies:

Subsequent events

Nomura Real Estate Holdings, Inc. (“NREH”) is a subsidiary of Nomura Land and Building Co., Ltd. (“NLB”), which in turn is an equity method investee of Nomura. In October 2006, NREH completed an initial public offering and issued 36 million shares of common stock to third parties at an underwriting price of 3,332 yen per share and listed the shares on the First Section of the Tokyo Stock Exchange. Since the price of capital paid in per share exceeded NLB’s carrying amount per share of NREH stock, NLB recognized gain from the offering based on its ownership of NREH shares and from the offering for sale of the 11 million NREH shares held by NLB. Nomura will in turn recognize its share of these gain in the consolidated statement of income in the second half of the year ended March 31, 2007.

14. Credit and investment commitments, contingencies and guarantees:

Credit and investment commitments—

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Balance of these commitments at September 30, 2005, September 30, 2006 and March 31, 2006 were as follows:

	Millions of yen
	September 30		March 31
	2005	2006	2006
Commitments to extend credit and to invest in partnerships	¥228,690	¥306,921	¥328,662

Lease—

Leases as lessee

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements.

Presented below is a schedule of future minimum lease payments under capital leases as of September 30, 2006:

Millions of yen
September 30, 2006
Year ending September 30,
2007	¥1,425
2008	1,065
2009	856
2010	651
2011	488
2012 and thereafter	685

Present value of minimum lease payments(1)	¥5,170

(1)	As interest is not material, it is not shown separately.

Office buildings, land, equipment and facilities on the consolidated balance sheet includes capital leases in the amount of ¥5,323 million at September 30, 2006.

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of September 30, 2006:

Millions of yen
September 30, 2006
Year ending September 30,
2007	¥7,225
2008	6,777
2009	5,061
2010	3,755
2011	3,061
2012 and thereafter	6,147

Total minimum lease payments	32,026
Less: Sublease rental income	(1,713)

Net minimum lease payments	¥30,313

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Contingencies—

Legal or Arbitration Proceedings

Nomura is involved in a number of actions and proceedings in Japan and overseas, which are either ordinary routine actions and proceedings incidental to the business or not material to it. Based upon the information currently available to it and the domestic and overseas legal counsel, Nomura believes that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on the financial condition or results of the operations including the actions described below.

In 1998, one of the Company’s European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank (through its relationship with a Dutch company as the holder of the shares). On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank.

NPI and Nomura International plc (NIP) have been and continue to be involved in both bringing and defending a number of legal claims arising out of the circumstances surrounding NPI’s acquisition of its interest in IPB, the imposition of forced administration, and the immediate sale by the administrator of IPB’s entire business to CSOB.

These legal disputes included two separate international arbitration proceedings; the first being a claim by the Dutch company against the Czech Republic seeking damages for an alleged breach by the Czech Republic of the Bilateral Investor Treaty between the Netherlands and the Czech Republic; and the second being a claim by the Czech Republic alleging breaches of the agreement under which NPI acquired its stake in IPB and seeking damages.

In March 2006, the International Arbitral Tribunal presiding over the Dutch company’s claim issued an award on liability in favour of the Dutch company, holding the Czech Republic’s actions pertaining to IPB to be a breach of its obligations under the Treaty for fair and equitable treatment. In May 2006, the Czech Republic lodged an appeal against this award with the Swiss Federal Supreme Court as the seat of the arbitration is Geneva. On September 7, 2006, this appeal was rejected by the Swiss court and a hearing of the next phase of the arbitration was scheduled to take place in November 2007 in order to determine the quantum of damages to be paid by the Czech Republic.

Subsequent events

On November 30, 2006, the Company, NPI, NIP, the Dutch company (together the “Nomura Parties”) and the Czech Republic entered into a settlement agreement as a result of which both of the international arbitration proceedings described above shall be terminated. The precise terms of the settlement are confidential but will have no adverse effect on the Nomura Parties.

CSOB also pursued a legal action before the Czech courts seeking damages against NPI, NIP, the Dutch company and others arising out of IPB’s sale of a Czech brewery. On October 5, 2006, CSOB’s case was dismissed with costs awarded in favor of NPI, NIP, the Dutch company and the other defendants. The written reasoned award is yet to be released but, once it is, the decision will likely be appealed by CSOB. The settlement agreement entered into between the Nomura Parties and the Czech Republic on November 30, 2006 also contains provisions that should eliminate the risk of any significant loss to any of the Nomura Parties in connection with this claim by CSOB but, in any event, Nomura believes that the claim is without merit and shall, if necessary, continue vigorously to defend it.

Guarantees—

FASB Interpretation No. 45 (“FIN 45”) specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN 45 definition of guarantees. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. These derivative contracts include certain written options and credit default swaps. Because Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN 45 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure.

The following table sets forth maximum potential payout/notional about Nomura’s derivative contracts that could meet the definition of a guarantee, standby letters of credit and certain other guarantees at September 30, 2005, September 30, 2006 and March 31, 2006:

	Millions of yen
	September 30		March 31
	2005	2006	2006
Derivative contracts(1)	¥17,710,282	¥35,160,996	¥25,401,478
Standby letters of credit and other guarantees(2)	7,152	7,191	6,993

(1)	Carrying value of the derivative contracts were ¥597,516 million, ¥924,082 million and ¥782,586 million as of September 30, 2005 and 2006, and March 31, 2006, respectively.
(2)	Carrying value of the standby letters of credit and other guarantees were ¥69 million, ¥1,503 million and ¥56 million as of September 30, 2005 and 2006, and March 31, 2006, respectively.

15. Segment and geographic information:

Operating segments—

Nomura operates five distinct segments: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under U.S. GAAP is included in net income, is excluded from segment information.

•	The investments in private equity business are treated as private equity positions for management reporting purposes, as management views these entities as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Merchant Banking. These investments are accounted for at fair value, under the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment under U.S. GAAP. The impact of consolidating and deconsolidating these investments is not included in the segment information but is described in the reconciliation table.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2005
Non-interest revenue	¥184,821	¥96,764	¥32,070	¥9,940	¥27,838	¥(2,239)	¥349,194
Net interest revenue	1,425	30,735	1,168	(6,332)	1,493	13,555	42,044

Net revenue	186,246	127,499	33,238	3,608	29,331	11,316	391,238
Non-interest expenses	114,519	96,705	21,952	4,782	20,689	13,669	272,316

Income (loss) before income taxes	¥71,727	¥30,794	¥11,286	¥(1,174)	¥8,642	¥(2,353)	¥118,922

Six months ended September 30, 2006
Non-interest revenue	¥197,495	¥101,350	¥47,530	¥62,141	¥39,939	¥(9,228)	¥439,227
Net interest revenue	2,632	16,024	966	(5,477)	1,551	10,576	26,272

Net revenue	200,127	117,374	48,496	56,664	41,490	1,348	465,499
Non-interest expenses	129,417	106,648	26,653	5,384	25,200	20,056	313,358

Income (loss) before income taxes	¥70,710	¥10,726	¥21,843	¥51,280	¥16,290	¥(18,708)	¥152,141

Year ended March 31, 2006
Non-interest revenue	¥442,981	¥327,716	¥98,087	¥80,402	¥63,030	¥669	¥1,012,885
Net interest revenue	3,554	43,392	1,579	(12,158)	2,813	7,734	46,914

Net revenue	446,535	371,108	99,666	68,244	65,843	8,403	1,059,799
Non-interest expenses	249,330	213,387	48,127	12,809	45,220	38,934	607,807

Income (loss) before income taxes	¥197,205	¥157,721	¥51,539	¥55,435	¥20,623	¥(30,531)	¥451,992

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen
	Six months ended September 30		Year ended March 31
	2005	2006	2006
Net (loss) on trading related to economic hedging transactions	¥(11,251)	¥(25,418)	¥(64,761)
Realized gain on investments in equity securities held for relationship purpose	8,101	4,898	8,382
Equity in earnings of affiliates	5,688	9,445	27,842
Corporate items	(3,212)	(3,456)	(7,443)
Others	(1,679)	(4,177)	5,449

Total	¥(2,353)	¥(18,708)	¥(30,531)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income from continuing operations before income taxes in the consolidated income statements.

	Millions of yen
	Six months ended September 30		Year ended March 31
	2005	2006	2006
Net revenue	¥391,238	¥465,499	¥1,059,799
Unrealized (loss) gain on investments in equity securities held for relationship purpose	20,273	(25,451)	59,320
Effect of consolidation/deconsolidation of the private equity investee companies	48,639	16,864	26,531	(1)

Consolidated net revenue	¥460,150	¥456,912	¥1,145,650

Non-interest expenses	¥272,316	¥313,358	¥607,807
Unrealized (loss) gain on investments in equity securities held for relationship purpose	—	—	—
Effect of consolidation/deconsolidation of the private equity investee companies	46,466	37,063	92,243

Consolidated non-interest expenses	¥318,782	¥350,421	¥700,050

Income before income taxes	¥118,922	¥152,141	¥451,992
Unrealized (loss) gain on investments in equity securities held for relationship purpose	20,273	(25,451)	59,320
Effect of consolidation/deconsolidation of the private equity investee companies	2,173	(20,199)	(65,712	)(1)

Consolidated income from continuing operations before income taxes	¥141,368	¥106,491	¥445,600

(1)	Includes the negative impact arising from classification of gain on disposal of discontinued operations of ¥74,852 million.

Geographic information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) from continuing operations before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively.

	Millions of yen
	Six months ended September 30		Year ended March 31
	2005	2006	2006
Net revenue(1):
Americas	¥36,734	¥57,275	¥95,938
Europe	11,760	54,941	59,690
Asia and Oceania	10,010	7,867	26,804

Sub-total	58,504	120,083	182,432
Japan	401,646	336,829	963,218

Consolidated	¥460,150	¥456,912	¥1,145,650

Income (loss) from continuing operations before income taxes(1)(2):
Americas	¥(8,405)	¥1,525	¥6,581
Europe	(22,663)	14,448	(26,605)
Asia and Oceania	3,709	(642)	7,141

Sub-total	(27,359)	15,331	(12,883)
Japan	168,727	91,160	458,483

Consolidated	¥141,368	¥106,491	¥445,600

	Millions of yen
	September 30		March 31
	2005	2006	2006
Long-lived assets(1):
Americas	¥9,355	¥11,577	¥10,607
Europe	46,958	60,599	53,869
Asia and Oceania	4,268	6,390	5,903

Sub-total	60,581	78,566	70,379
Japan	253,731	291,207	275,997

Consolidated	¥314,312	¥369,773	¥346,376

(1)	Certain reclassifications of previously reported amounts, including below (2), have been made to conform to the current year presentation.
(2)	In the year ended March 31, 2006, the methodologies have been changed used in preparing Income from continuing operations before income taxes by geographic area from revenues-and-expenses-from-external-customers-basis to including-intersegment-revenues-and-expenses-basis.

There is no revenue derived from transactions with a single major external customer for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006.

16. Subsequent events:

None.

(2) Other

Nomura is involved in a number of actions and proceedings in Japan and overseas, which are either ordinary routine actions and proceedings incidental to the business or not material to it. Based upon the information currently available to it and the domestic and overseas legal counsel, Nomura believes that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on the financial condition or results of the operations including the actions described below.

In 1998, one of the Company’s European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank (through its relationship with a Dutch company as the holder of the shares). On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank.

NPI and Nomura International plc (NIP) have been and continue to be involved in both bringing and defending a number of legal claims arising out of the circumstances surrounding NPI’s acquisition of its interest in IPB, the imposition of forced administration, and the immediate sale by the administrator of IPB’s entire business to CSOB.

These legal disputes included two separate international arbitration proceedings; the first being a claim by the Dutch company against the Czech Republic seeking damages for an alleged breach by the Czech Republic of the Bilateral Investor Treaty between the Netherlands and the Czech Republic; and the second being a claim by the Czech Republic alleging breaches of the agreement under which NPI acquired its stake in IPB and seeking damages of up to $4.4 billion.

In March 2006, the International Arbitral Tribunal presiding over the Dutch company’s claim issued an award on liability in favor of the Dutch company, holding the Czech Republic’s actions pertaining to IPB to be a breach of its obligations under the Treaty for fair and equitable treatment. In May 2006, the Czech Republic lodged an appeal against this award with the Swiss Federal Supreme Court as the seat of the arbitration is in Geneva. On September 7, 2006, this appeal was rejected by the Swiss court and a hearing of the next phase of the arbitration was scheduled to take place in November 2007 in order to determine the quantum of damages to be paid by the Czech Republic.

However, on November 30, 2006, the Company, NPI, NIP, the Dutch company (together the “Nomura Parties”) and the Czech Republic entered into a settlement agreement as a result of which both of the international arbitration proceedings described above shall be terminated. The precise terms of the settlement are confidential but will have no adverse effect on the Nomura Parties.

CSOB also pursued a legal action before the Czech courts seeking damages of up to $629 million against NPI, NIP, the Dutch company and others arising out of IPB’s sale of a Czech brewery. On October 5, 2006, CSOB’s case was dismissed with costs awarded in favour of NPI, NIP, the Dutch company and the other defendants. The written reasoned award is yet to be released but, once it is, the decision will likely be appealed by CSOB. The settlement agreement entered into between the Nomura Parties and the Czech Republic on November 30, 2006 also contains provisions that should eliminate the risk of any significant loss to any of the Nomura Parties in connection with this claim by CSOB but, in any event, Nomura believes that the claim is without merit and shall, if necessary, continue vigorously to defend it.

2. Nonconsolidated Financial Statements and Other

(1) Nonconsolidated Financial Statements

1) Nonconsolidated Balance Sheets

	Notes	September 30, 2005		September 30, 2006		March 31, 2006
		Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
(ASSETS)
Current Assets
Cash and time deposits		13,297		14,112		13,961
Money held in trust		—		44,289		—
Short-term loans receivable		1,421,726		1,872,262		1,624,010
Deferred tax assets		1,690		5,229		7,387
Other current assets		57,308		51,929		186,610
Allowance for doubtful accounts		(5)		(4)		(5)

Total Current Assets		1,494,015	45.7	1,987,818	49.4	1,831,963	50.5

Fixed Assets
Tangible fixed assets	*1	37,385		47,572		39,072
Intangible assets		60,544		95,674		63,002
Investments and others		1,677,987		1,890,640		1,693,739
Investment securities	*2	209,937		223,943		247,952
Investments in subsidiaries and affiliates (at cost)	*2	1,165,618		1,191,162		1,176,502
Other securities of subsidiaries and affiliates		9,103		12,485		12,803
Long-term loans receivable from subsidiaries and affiliates		184,812		344,548		150,439
Long-term guarantee deposits		52,500		54,904		52,069
Deferred tax assets		38,764		47,943		35,058
Other investments		17,286		15,688		18,949
Allowance for doubtful accounts		(33)		(32)		(33)

Total Fixed Assets		1,775,916	54.3	2,033,886	50.6	1,795,813	49.5

TOTAL ASSETS		3,269,931	100.0	4,021,704	100.0	3,627,776	100.0

	Notes	September 30, 2005		September 30, 2006		March 31, 2006
		Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
(LIABILITIES)
Current Liabilities
Short-term borrowings		1,014,500		1,684,000		1,322,000
Collaterals received		82,033		83,238		100,871
Accrued income taxes		27,032		208		117,418
Other current liabilities		12,260		17,061		34,654

Total Current Liabilities		1,135,825	34.7	1,784,506	44.4	1,574,943	43.4
Long-term Liabilities
Bonds payable		180,000		180,000		180,000
Long-term borrowings		416,000		516,000		421,000
Other long-term liabilities		1,495		2,551		5,185

Total Long-term Liabilities		597,495	18.3	698,551	17.3	606,185	16.7

TOTAL LIABILITIES		1,733,320	53.0	2,483,057	61.7	2,181,128	60.1

(SHAREHOLDERS’ EQUITY)
Common stock		182,800	5.6	—	—	182,800	5.0
Capital reserves
Additional paid-in capital		112,504		—		112,504
Other capital reserves		1,821		—		2,014

Total capital reserves		114,326	3.5	—	—	114,518	3.2
Earned surplus
Earned surplus reserve		81,858		—		81,858
Voluntary reserve		1,020,029		—		1,020,029
Unappropriated retained earnings		155,747		—		43,131

Total earned surplus		1,257,634	38.5	—	—	1,145,018	31.6
Net unrealized gain on investment securities		62,854	1.9	—	—	84,761	2.3
Treasury stock		(81,003)	(2.5)	—	—	(80,448)	(2.2)

TOTAL SHAREHOLDERS’ EQUITY		1,536,612	47.0	—	—	1,446,649	39.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,269,931	100.0	—	—	3,627,776	100.0

	Notes	September 30, 2005		September 30, 2006		March 31, 2006
		Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
(NET ASSETS)
Shareholders’ equity
Common stock		—	—	182,800	4.6	—	—
Capital reserves
Additional paid-in capital		—		112,504		—
Other capital reserves		—		1,381		—

Total Capital reserves		—	—	113,885	2.9	—	—

Earned surplus
Earned surplus reserve		—		81,858		—
Other Earned surplus
Reserve for specified fixed assets		—		26		—
General reserve		—		994,000		—
Earned surplus brought forward		—		174,985		—

Total Earned surplus		—	—	1,250,869	31.1	—	—

Treasury stock		—	—	(78,830)	(2.0)	—	—

Total shareholders’ equity		—	—	1,468,724	36.6	—	—

Valuation and translation adjustments
Net unrealized gain on investments		—		69,991		—
Deferred gains or loss on hedges		—		(531)		—

Total Valuation and translation adjustments		—	—	69,460	1.7	—	—

Subscription rights to shares		—	—	463	0.0	—	—

TOTAL NET ASSETS		—	—	1,538,647	38.3	—	—

TOTAL LIABILITIES AND NET ASSET		—	—	4,021,704	100.0	—	—

2) Nonconsolidated Statements of Income

	Notes	Six months ended September 30, 2005		Six months ended September 30, 2006		Year ended March 31, 2006
		Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
Operating revenue
Property and equipment fee revenue	*1	29,268		38,433		61,118
Rent revenue	*2	15,549		17,412		31,736
Royalty on trademark	*3	8,501		9,599		23,035
Dividend from subsidiaries and affiliates		95,734		178,272		95,854
Others	*4	4,344		6,779		8,957

Total operating revenue		153,396	100.0	250,495	100.0	220,699	100.0
Operating expenses
Compensation and benefits		459		1,303		3,811
Rental and maintenance		15,961		19,890		34,176
Data processing and office supplies		10,037		13,513		23,586
Depreciation and amortization	*5	13,338		16,964		24,272
Others		3,503		3,152		6,585
Interest expenses		2,562		4,289		5,218

Total operating expenses		45,860	29.9	59,110	23.6	97,648	44.2

Operating income		107,536	70.1	191,385	76.4	123,050	55.8

Non-operating income		3,041	2.0	1,651	0.7	8,401	3.8
Non-operating expenses		83	0.1	369	0.1	169	0.1

Ordinary income		110,494	72.0	192,667	77.0	131,282	59.5

	Notes	Six months ended September 30, 2005		Six months ended September 30, 2006		Year ended March 31, 2006
		Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
Special profits
Gain on sales of investment securities		8,292		6,083		8,987
Reversal of allowance for doubtful accounts		—		1		—

Total special profits		8,292	5.4	6,084	2.4	8,987	4.0
Special losses
Loss on sales of investment securities		323		5		341
Loss on devaluation of investment securities		57		1,187		96
Loss on devaluation of investments in subsidiaries and affiliates		160		—		115,432
Loss on sale and retirement of fixed assets		1,612		1,226		8,444

Total special losses		2,152	1.4	2,417	1.0	124,313	56.3

Income before income taxes		116,634	76.0	196,334	78.4	15,956	7.2

Income taxes – current		6,396	4.2	6,701	2.7	12,681	5.7

Income taxes – deferred		2,611	1.7	(94)	(0.0)	(14,603)	(6.6)

Net income		107,627	70.2	189,727	75.7	17,878	8.1

Retained earnings brought forward		48,121		—		48,121

Interim dividend		—		—		22,868

Unappropriated retained earnings		155,747		—		43,131

3) Nonconsolidated Statements of Changes in Shareholders’ Equity

(Millions of yen)

	Shareholders’ equity
	Common stock	Capital reserve
		Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at March 31, 2006	182,800	112,504	2,014	114,518
Change in the term
Cash dividends
Reversal of reserve for specified fixed assets
Reversal of general reserve
Net income
Purchase of treasury stock
Disposal of treasury stock			(633)	(633)
Other-net

Total change in the term	—	—	(633)	(633)

Balance at September 30, 2006	182,800	112,504	1,381	113,885

	Shareholders’ equity
	Earned surplus					Treasury stock	Total Shareholders’ equity
	Earned surplus reserve	Other Earned surplus			Total Earned surplus
		Reserve for specified fixed assets	General reserve	Earned surplus brought forward
Balance at March 31, 2006	81,858	29	1,020,000	43,131	1,145,018	(80,448)	1,361,888
Change in the term
Cash dividends	—			(83,876)	(83,876)		(83,876)
Reversal of reserve for specified fixed assets		(4)		4	—		—
Reversal of general reserve			(26,000)	26,000	—		—
Net income				189,727	189,727		189,727
Purchase of treasury stock						(81)	(81)
Disposal of treasury stock						1,700	1,066
Other-net

Total change in the term	—	(4)	(26,000)	131,854	105,851	1,618	106,836

Balance at September 30, 2006	81,858	26	994,000	174,985	1,250,869	(78,830)	1,468,724

	Valuation and translation adjustments			Subscription rights to shares	Total net assets
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments
Balance at March 31, 2006	84,761	—	84,761	—	1,446,649
Change in the term
Cash dividends					(83,876)
Reversal of reserve for specified fixed assets					—
Reversal of general reserve					—
Net income					189,727
Purchase of treasury stock					(81)
Disposal of treasury stock					1,066
Other-net	(14,769)	(531)	(15,301)	463	(14,838)

Total change in the term	(14,769)	(531)	(15,301)	463	91,998

Balance at September 30, 2006	69,991	(531)	69,460	463	1,538,647

[Significant Accounting Policies]

Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006

1.      Basis and Methods of Valuation for Financial Instruments

(1)    Other securities

a.      Securities with market value

Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investment securities” in “Shareholders’ Equity” on the balance sheet.

1.      Basis and Methods of Valuation for Financial Instruments

(1)    Other securities

a.      Securities with market value

Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investment securities” in “Net Assets” on the balance sheet.

1.      Basis and Methods of Valuation for Financial Instruments

(1)    Other securities

a.      Securities with market value

Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investment securities” in “Shareholders’ Equity” on the balance sheet.

b.      Securities with no market value

Recorded at cost using the moving average method or amortized cost.

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Law, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

	b. Securities with no market value (Same as left)	b. Securities with no market value (Same as left)

(2) Stocks of subsidiaries and affiliates Recorded at cost using the moving average method.	(2) Stocks of subsidiaries and affiliates (Same as left) 2. Money held in trust Accounted for at fair value based on the mark-to-market method.	(2) Stocks of subsidiaries and affiliates (Same as left)

Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
3. Depreciation and Amortization (1) Depreciation of tangible fixed assets	3. Depreciation and Amortization (1) Depreciation of tangible fixed assets	3. Depreciation and Amortization (1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining-balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.	(Same as left)	(Same as left)

The estimated useful lives are generally as follows: Buildings 15 – 50 years Furniture & fixtures 3 – 6 years	The estimated useful lives are generally as follows: Buildings 15 – 50 years Furniture & fixtures 3 – 10 years	(Same as left)

(2)    Amortization of intangible assets

Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.

The useful lives of software are based on those determined internally.

	(2) Amortization of intangible assets (Same as left)	(2) Amortization of intangible assets (Same as left)

4.      Provisions

(1)    Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectible amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

	4. Provisions (1) Allowance for doubtful accounts (Same as left)	4. Provisions (1) Allowance for doubtful accounts (Same as left)

(2) Accrued bonuses To prepare for payments of bonuses to employees, the estimated amount is recorded in accordance with the prescribed calculation method.	(2) Accrued bonuses (Same as left)	(2) Accrued bonuses (Same as left)

5.      Translation of Balance Sheet Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.

	5. Translation of Balance Sheet Accounts Denominated in Foreign Currencies (Same as left)	5. Translation of Balance Sheet Accounts Denominated in Foreign Currencies (Same as left)

Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006

6.      Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed to transfer to the lessees are accounted for primarily as ordinary rental transactions.

	6. Leasing Transactions (Same as left)	6. Leasing Transactions (Same as left)

7.      Hedging Activities

(1)    Hedge accounting

Mark-to-market gains and losses on hedging instruments are deferred as assets or liabilities until the gains or losses on the underlying hedged items are realized. Certain eligible foreign-currency denominated monetary items are translated at forward exchange rates and the difference is amortized over the remaining period.

7.      Hedging Activities

(1)    Hedge accounting

Mark-to-market gains and losses on hedging instruments are deferred until the gains or losses on the underlying hedged items are realized. Certain eligible foreign-currency denominated monetary items are translated at forward exchange rates and the difference is amortized over the remaining period.

7.      Hedging Activities

(1)    Hedge accounting

Mark-to-market gains and losses on hedging instruments are deferred as assets or liabilities until the gains or losses on the underlying hedged items are realized. Certain eligible foreign-currency denominated monetary items are translated at forward exchange rates and the difference is amortized over the remaining period.

(2)    Hedging instruments and hedged items

The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

	(2) Hedging instruments and hedged items (Same as left)	(2) Hedging instruments and hedged items (Same as left)

(3) Hedging policy As a general rule, the interest rate risk on bonds and foreign currency risk on loans are fully hedged until maturity.	(3) Hedging policy (Same as left)	(3) Hedging policy (Same as left)

(4) Valuating the validity of hedging instruments The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.	(4) Valuating the validity of hedging instruments (Same as left)	(4) Valuating the validity of hedging instruments (Same as left)

8. Other Important Items as Basis of Financial Information	8. Other Important Items as Basis of Financial Information	8. Other Important Items as Basis of Financial Information

(1) Accounting for Consumption Taxes Consumption taxes are accounted for based on the tax exclusion method.	(1) Accounting for Consumption Taxes (Same as left)	(1) Accounting for Consumption Taxes (Same as left)

(2) Application of Consolidated Tax Return System The Company applies consolidated tax return system.	(2) Application of Consolidated Tax Return System (Same as left)	(2) Application of Consolidated Tax Return System (Same as left)

[Change in Accounting Principle]

Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006

(Accounting Standard for presentation of net assets in the balance sheet)

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board Statement No.5)” and the “Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (Financial Accounting Standards Implementation Guide No.8)” both issued by the Accounting Standards Board of Japan on December 9, 2005. The adoption of these accounting standards did not have any impact on accompanying Nonconsolidated Statements of Income.

The amount corresponding to the conventional “Shareholders’ Equity” in the balance sheet is 1,538,715 million yen.

“Net Assets” in the Balance Sheet for the interim accounting period is presented according to the revision of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements”.

(Accounting standard for Share –based Payment)

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting standard for Share-based Payment (Accounting Standard Board Statement No.8)” issued by the Accounting Standard Board of Japan on December 27, 2005, and the “Implementation Guidance for Accounting Standard for Share-based Payment (Financial Accounting Standard Implementation Guidance No.11)” issued by the Accounting Standards Board of Japan on May 31, 2006.

As a result of the adoption, operating income, ordinary income and income before income taxes decreased by 463 million yen.

(Accounting for Impairment of Fixed Assets)

From six months ended September 30, 2005, the Company adopted Statement of Opinion ,”Accounting for Impairment of Fixed Assets” isuued by the Business Accounting Council on August 9, 2002 and Guidance No.6 “Guidance for Accounting Standard for Impairment of Fixed Assets” issued by the Accountig Standards Board of Japan on October 31, 2003. This adoption had no effect on the income statement for the six months ended September 30, 2005.

(Accounting for Impairment of Fixed Assets)

From the year ended March 31, 2006, the Company adopted Statement of Opinion ,”Accounting for Impairment of Fixed Assets” isuued by the Business Accounting Council on August 9, 2002 and Guidance No.6 “Guidance for Accounting Standard for Impairment of Fixed Assets” issued by the Accountig Standards Board of Japan on October 31, 2003. This adoption had no effect on the income statement for the year ended March 31, 2006.

[Change in Representation]

Six months ended September 30, 2005	Six months ended September 30, 2006
(Fixed Assets)

In accordance with “Revision of the Securities and Exchange Law” (Legislation No.97, 2004), which was issued on June 9, 2004 and applied on December 1, 2004, and the Practical Guidelines Concerning Accounting for Financial Instruments (Accounting Committee Report No.14) which was revised on February 15, 2005, ¥10,259 million of investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Law are included in “Investment securities” and “Other securities of subsidiaries and affiliates” as of September 30, 2005 while such investments of ¥6,967 million were included in “Other investments” of “Investments and others” as of September 30, 2004. The portion included in “Investment securities” was ¥1,157 million as of September 30, 2005 (¥908 million as of September 30, 2004) .

[Notes to the Nonconsolidated Financial Statements]

(Balance Sheet)

September 30, 2005	September 30, 2006	March 31, 2006
*1. Accumulated depreciation on tangible fixed assets: 68,124 mil. Yen	*1. Accumulated depreciation on tangible fixed assets: 73,752 mil. Yen	*1. Accumulated depreciation on tangible fixed assets: 68,535 mil. Yen

*2.    Securities deposited

The Company loaned investment securities and investments in affiliates with a market value of 92,731mil. Yen based on contracts whereby the borrower has the rights to resell or repledge them.

*2. Securities deposited The Company loaned investment securities and investments in affiliates of 37,127 mil. Yen based on contracts whereby the borrower has the rights to resell or repledge them.

*2.    Securities deposited

The Company loaned investment securities and investments in affiliates with a market value of 107,632 mil. Yen based on contracts whereby the borrower has the rights to resell or repledge them.

3. Financial guarantee (Note 1) Principal and interest of ¥258,200 million bonds issued by Nomura Securities, Co., Ltd.	3. Financial guarantee (Note 1) Principal and interest of ¥258,200 million bonds issued by Nomura Securities, Co., Ltd.	3. Financial guarantee (Note 1) Principal and interest of ¥258,200 million bonds issued by Nomura Securities, Co., Ltd.

¥258,200 million	¥258,200 million	¥258,200 million

	Commercial paper with face value of US$868,125 thousand issued by Nomura Holding America Inc ¥102,352 million	Commercial paper with face value of US$994,132 thousand issued by Nomura Holding America Inc ¥116,781 million

Commercial paper with face value of US$153,000 thousand issued by Nomura International plc and swap transactions worth US$250,820 thousand executed by Nomura International plc ¥45,708 million (Note 2)	Commercial Paper with face value of US$332,000 thousand issued by Nomura International plc and swap transactions worth US$448,062 thousand executed by Nomura International plc ¥91,969 million (Note 2)	Commercial Paper with face value of US$150,000 thousand issued by Nomura International plc and swap transactions worth US$236,168 thousand executed by Nomura International plc ¥45,363 million (Note 2)

Principal and interest of medium-term notes issued by Nomura Global Funding plc with face value of US$158,000 thousand, €370,000 thousand, and ¥60,950 million ¥129,202 million (Note 2)	Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of US$158,000 thousand, and ¥60,950 million. ¥79,578 million (Note 2)	Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of US$158,000 thousand, and ¥60,950 million. ¥79,510 million (Note 2)

Principal and interest of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$850,200 thousand, €27,500 thousand, AU$82,200 thousand, and ¥1,450,800 million

¥1,557,849 million (Note 2)

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$2,214,700 thousand, €1,093,500 thousand, AU$165,700 thousand, and ¥1,809,900 million.

¥2,249,377 million (Note 2)

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$1,641,200 thousand, €1,086,000 thousand, AU$115,200 thousand, and ¥1,636,100 million.

¥1,993,666 million (Note 2)

Swap transactions worth US$346,769 thousand executed by Nomura Global Financial Products, Inc. ¥39,251 million (Note 2)	Swap transactions worth US$332,631 thousand executed by Nomura Global Financial Products Inc. ¥39,217 million (Note 2)	Swap transactions worth US$300,046 thousand executed by Nomura Global Financial Products Inc. ¥35,246 million (Note 2)

(Notes)	1. In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.	(Same as left)	(Same as left)

2. Includes co-guarantee with Nomura Securities Co., Ltd.

(Income Statement)

Six months ended September 30, 2005		Six months ended September 30, 2006		Year ended March 31, 2006
*1.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.	*1.	(Same as left)	*1.	(Same as left)

*2.	“Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.	*2.	(Same as left)	*2.	(Same as left)

*3.	“Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.	*3.	(Same as left)	*3.	(Same as left)

*4.	“Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.	*4.	(Same as left)	*4.	(Same as left)

*5.	Breakdown of “Depreciation and amortization”	*5.	Breakdown of “Depreciation and amortization”	*5.	Breakdown of “Depreciation and amortization”

(millions of yen)		(millions of yen)		(millions of yen)
Tangible fixed assets	1,909	Tangible fixed assets	3,383	Tangible fixed assets	3,953
Intangible assets	11,242	Intangible assets	13,460	Intangible assets	20,026
Investments and others	187	Investments and others	120	Investments and others	294

Total	13,338	Total	16,964	Total	24,272

(Unconsolidated Statements of Shareholders’ Equity)

Six months ended September 30, 2006

Type and number of share of treasury stock

Type of stock	Outstanding shares at the end of March 31, 2006	Number of shares increased	Number of shares decreased	Outstanding shares at the end of September 30, 2006
Ordinary Shares	59,822,266	35,955	1,263,504	58,594,717

Note:    The breakdown of increase/decrease of treasury stock (by reason) is as follows:

(number of shares)
Increase due to sale of treasury stock less than one unit.	35,955
Decrease due to exercise of Subscription rights to shares	1,257,000
Decrease due to repurchase of treasury stock less than one unit	6,504

(Leasing Transactions)

Six months ended September 30, 2005			Six months ended September 30, 2006			Year ended March 31, 2006
1.	Financing leases other than those for which the ownership of the leased property are deemed to transfer to the lessees are as follows:		1.	Financing leases other than those for which the ownership of the leased property are deemed to transfer to the lessees are as follows:		1.	Financing leases other than those for which the ownership of the leased property are deemed to transfer to the lessees are as follows:

(1)	Equivalents to acquisition cost of the leased property, accumulated depreciation and balance at the end of the period (see Note below)		(1)	Equivalents to acquisition cost of the leased property, accumulated depreciation and balance at the end of the period (see Note below)		(1)	Equivalents to acquisition cost of the leased property, accumulated depreciation and balance at the end of the year (see Note below)

	Furniture and fixtures (millions of yen)			Furniture and fixtures (millions of yen)			Furniture and fixtures (millions of yen)

	Acquisition cost	1,293		Acquisition cost	1,156		Acquisition cost	1,179
	Accumulated depreciation	687		Accumulated depreciation	863		Accumulated depreciation	741

	Balance at the end of the period	606		Balance at the end of the period	294		Balance at the end of the year	438

(2)	Equivalent to closing balance of the obligation under financing leases (see Note below)		(2)	Equivalent to closing balance of the obligation under financing leases (see Note below)		(2)	Equivalent to closing balance of the obligation under financing leases (see Note below)

	(millions of yen)			(millions of yen)			(millions of yen)

	One year or less	309		One year or less	252		One year or less	284
	More than one year	296		More than one year	42		More than one year	154

	Total	606		Total	294		Total	438

(3)	Lease payments and depreciation-expense equivalent		(3)	Lease payments and depreciation-expense equivalent		(3)	Lease payments and depreciation-expense equivalent

	(millions of yen)			(millions of yen)			(millions of yen)

	Lease payments	224		Lease payments	146		Lease payments	379
	Depreciation-expense equivalent	224		Depreciation-expense equivalent	146		Depreciation-expense equivalent	379

(4)	The method of calculating the depreciation-expense equivalent The depreciation-expense equivalent is calculated with the straight-line method, the useful life being the lease term and no (zero) salvage value.		(4)	The method of calculating the depreciation-expense equivalent (Same as left)		(4)	The method of calculating the depreciation-expense equivalent (Same as left)

Six months ended September 30, 2005		Six months ended September 30, 2006	Year ended March 31, 2006
(Note)	The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Article 5-3 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Financial Statements” which refers to regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the period-end balance of tangible fixed assets was low.	(Same as left)	(Note)	The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets was low.

	(Impairment loss) Information is omitted because there was no impairment loss allocated to the leased properties.	(Impairment loss) (Same as left)		(Impairment loss) (Same as left)

(Securities Held)

(1) Bonds held to maturity

None.

(2) Stocks of subsidiaries and affiliates with market value

	September 30, 2005
	Book Value (Millions of yen)	Market Value (Millions of yen)	Difference (Millions of yen)
Subsidiaries	—	—	—
Affiliates	45,785	106,921	61,135

	September 30, 2006
	Book Value (Millions of yen)	Market Value (Millions of yen)	Difference (Millions of yen)
Subsidiaries	—	—	—
Affiliates	45,800	100,838	55,038

	March 31, 2006
	Book Value (Millions of yen)	Market Value (Millions of yen)	Difference (Millions of yen)
Subsidiaries	—	—	—
Affiliates	45,877	124,158	78,281

(3) Other securities with market value

	September 30, 2005
	Cost (Millions of yen)	Book Value (Millions of yen)	Difference (Millions of yen)
Fixed assets	76,950	182,801	105,850

Equities	54,484	158,873	104,389
Bonds	—	—	—
Others	22,466	23,927	1,461

	September 30, 2006
	Cost (Millions of yen)	Book Value (Millions of yen)	Difference (Millions of yen)
Fixed assets	73,655	192,229	118,575

Equities	52,279	167,163	114,885
Bonds	—	—	—
Others	21,376	25,066	3,690

	March 31, 2006
	Cost (Millions of yen)	Book Value (Millions of yen)	Difference (Millions of yen)
Fixed assets	77,760	221,317	143,556

Equities	55,270	195,809	140,539
Bonds	—	—	—
Others	22,491	25,508	3,017

(4) Investment securities without market value (except those referred in (1) and (2) above)

September 30, 2005
Book Value (Millions of yen)
Bonds held to maturity	—

Other securities	36,239

Fixed assets	36,239

Equities (Unlisted equities, etc.)	23,980
Bonds (Unlisted bonds, etc.)	—
Others	12,259

Other securities of subsidiaries and affiliates	9,103
Other	3,156

September 30, 2006
Book Value (Millions of yen)
Bonds held to maturity	—

Other securities	44,199

Fixed assets	44,199

Equities (Unlisted equities, etc.)	27,692
Bonds (Unlisted bonds, etc.)	—
Others	16,506

Other securities of subsidiaries and affiliates	12,485
Other	4,021

March 31, 2006
Book Value (Millions of yen)
Bonds held to maturity	—

Other securities	39,438

Fixed assets	39,438

Equities (Unlisted equities, etc.)	22,929
Bonds (Unlisted bonds, etc.)	—
Others	16,509

Other securities of subsidiaries and affiliates	12,803
Other	3,706

(Derivative Transactions)

Information on derivative transactions is omitted as hedge accounting is applied.

(Information on Per Share Data)

Information on per share data is omitted as the Company prepared the consolidated financial statements.

(Significant Subsequent Events)

None

(2) Other

On October 25, 2006 the Board of Directors resolved to pay the second quarter dividend to the shareholders registered on the record date of September 30, 2006.

a.	Total second quarter dividend	¥15,259 million
b.	The second quarter dividend per share	¥8.00
c.	Payable date	December 1, 2006

Semiannual Audit Report of Independent Auditors

December 1, 2005

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Michiyoshi Sakamoto
Certified Public Accountant
Designated and Operating Partner

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the semiannual period (from April 1, 2005 to September 30, 2005) within the fiscal period from April 1, 2005 to March 31, 2006 which include the consolidated semiannual balance sheet and the consolidated semiannual statements of income, shareholders’ equity, comprehensive income, and cash flows pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the consolidated semiannual financial statements referred to above present relevant information about the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2005, and the consolidated results of their operations and their cash flows for the semiannual period then ended (from April 1, 2005 to September 30, 2005) in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the consolidated semiannual financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

    Above is an electronic version of the original report of auditors and the Company maintains the original report.

Semiannual Audit Report of Independent Auditors

December 11, 2006

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the semiannual period (from April 1, 2006 to September 30, 2006) within the fiscal period from April 1, 2006 to March 31, 2007 which include the consolidated semiannual balance sheet, and the consolidated semiannual statements of income, changes in shareholders’ equity, comprehensive income and cash flows pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the consolidated semiannual financial statements referred to above present relevant information about the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2006, and the consolidated results of their operations and their cash flows for the semiannual period then ended (from April 1, 2006 to September 30, 2006) in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the consolidated semiannual financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

    Above is an electronic version of the original report of auditors and the Company maintains the original report.

Semiannual Audit Report of Independent Auditors

December 1, 2005

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Michiyoshi Sakamoto
Certified Public Accountant
Designated and Operating Partner

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the non-consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the semiannual period (from April 1, 2005 to September 30, 2005) within the 102nd fiscal period from April 1, 2005 to March 31, 2006 which include the non-consolidated semiannual balance sheet and the non-consolidated semiannual statement of income pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These non-consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these non-consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the non-consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated semiannual financial statements referred to above present relevant information about the financial position of Nomura Holdings, Inc. as of September 30, 2005, and the results of their operations for the semiannual period then ended (from April 1, 2005 to September 30, 2005) in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

    Above is an electronic version of the original report of auditors and the Company maintains the original report.

Semiannual Audit Report of Independent Auditors

December 11, 2006

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the non-consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the semiannual period (from April 1, 2006 to September 30, 2006) within the 103rd fiscal period from April 1, 2006 to March 31, 2007 which include the non-consolidated semiannual balance sheet, and the non-consolidated semiannual statements of income and changes in shareholders’ equity pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These non-consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these non-consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the non-consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated semiannual financial statements referred to above present relevant information about the financial position of Nomura Holdings, Inc. as of September 30, 2006, and the results of its operations for the semiannual period then ended (from April 1, 2006 to September 30, 2006) in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

    Above is an electronic version of the original report of auditors and the Company maintains the original report.

Nomura to Announce Third Quarter Operating Results on January 29

Tokyo, December 20, 2006—Nomura Holdings, Inc. plans to announce operating results for the third quarter of the fiscal year ending March 31, 2007, at 15:00JST on January 29. The financial statements and presentation materials will be available on the Nomura Holdings website (www.nomura.com) shortly after the announcement.

A live audio webcast of the company’s conference call is scheduled to be delivered via nomura.com at:

22:00 (JST)

13:00 (GMT)

08:00 (EST)

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura	Nomura Securities Co., Ltd.	81-3-3278-0591
Larry Heiman	Corporate Communications Dept., Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 140 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.